12-31-02





03058373

MAY 8 2003



Storage Solutions Leader

PROCESSED
MAY 09 2003
THOMSON FINANCIAL



Bell Microproducts Inc.
2002 Annual Report

Corporate Profile



Bell Microproducts is an international, value-added provider of a wide range of high-technology products, solutions, and services. Bell Microproducts is an industry-recognized specialist in storage products and is one of the world's largest storage-centric value-added distributors. The Company's offering includes semiconductors, computer platforms, peripherals, and storage products of various types including desktop, high-end computer and storage subsystems, Fibre Channel connectivity products, RAID, NAS and SAN storage systems and back-up products.

The Company's products are available at many levels of integration, from components to subsystem assemblies and fully-integrated, tested and certified system solutions. The Company adds value with a broad range of services including testing, software loading, kitting, mass storage system integration, and computer system integration. Trained and certified technical personnel complete each of these processes at Bell Microproducts' ISO 9002 facilities. Bell Microproducts markets and distributes more than 150 brand name product lines, as well as its own Rorke Data storage and Trademark® computer brands, to original equipment manufacturers (OEMs), contract electronic manufacturing services (CEMS) customers, value-added resellers (VARs) and system integrators in North America, Latin America and Europe. More information can be found in the Company's SEC filings, or by visiting the Bell Microproducts Web site at www.bellmicro.com.

Corporate Facts

NASDAQ: BELM
Incorporated: 1987
IPO: 1993
CEO: W. Donald Bell
Global Headquarters: San Jose, California
1,344 Employees Worldwide
49 Locations in the Americas and Europe
Product Segments: Storage Components, Storage Systems Solutions and Services, Computer Components and Peripherals, Computer Systems, Semiconductors

Financial Highlights



5-Year Performance Highlights

(Dollars in Thousands, Except EPS)	**2002**	2001	2000	1999	1998
Sales[†]	**$2,104,922**	$2,007,102	$1,804,102	$1,058,275	$575,330
Net Income[†]	**$ (2,902)**	$ (4,735)	$ 17,237	$ 8,930	$ 8,477
Earnings per Share Diluted[†]	**$ (0.15)**	$ (0.29)	$ 1.05	$ 0.65	$ 0.64
Working Capital	**$ 206,786**	$ 183,964	$ 136,810	$ 182,626	$167,109
Total Assets	**$ 614,191**	$ 643,687	$ 661,207	$ 360,351	$285,580
Long-term Debt	**$ 179,237**	$ 176,441	$ 106,871	$ 110,638	$106,963
Shareholders' Equity	**$ 145,849**	$ 125,769	$ 129,532	$ 96,273	$ 86,476

[†]Continuing Operations and Before Special Charges

Letter to Shareholders



To Our Investors, Customers, Partners and Employees,

Bell Microproducts has invested in the Company's strategic initiatives during the last several years with great success. We have gained market share consistently for the last 15 years, since our founding in 1987. In 2002, we again grew our business during market conditions where most of our competitors and alliance partners declined in sales volume.

Since the onset of the market downturn more than two years ago, we have concentrated on continuing to build our strategic position, while reducing our cost structure in order to maximize shareholder value. We have focused on expanding our geographic positioning, and product and service offerings in the storage solutions market. The result has been market leadership and revenue growth, even as our industry and the technology sector have been severely affected by economic conditions.

We have not been immune to the continuing softness in the technology sector and the resulting competitive market conditions, and have implemented actions to return our business to profitability. It is a tribute to our customers, vendor partners, and employees and the relationships we have forged, that in these challenging conditions we returned the Company to profitability during the fourth quarter, and experienced growth of 5% in sales in 2002.

Bell Microproducts' mission is to generate exceptional value for our shareholders, customers, vendor partners, and employees by continually increasing our position, and the depth of this position, as the leader in storage distribution. This growth, over the years, and in this challenging market environment, is a clear sign that we are making progress in the implementation of our strategic plan initiatives. We have expanded, and are continuing to expand and refine our portfolio of products and business offerings, enhancing our range of services and solutions.

Rising Solutions Content

We are pleased to report a further increase in the solutions content of our business. Solutions include storage systems, computer platforms, software, Fibre Channel interconnectivity products, and tape drives and libraries. During 2002, solutions sales reached $972 million, or 46% of total sales. During the fourth quarter of 2002, our solutions content reached a record 49%, which corresponds to an annualized revenue run rate of over $1 billion. Solutions are our major thrust as we continue to strengthen Bell Microproducts' position in the solutions market. Sales of this category of products grew by 28% in 2002.

Leadership in Disk Drives, Peripherals and Components

We are pleased that we have maintained a significant leadership position in the sales of disk drives, peripherals and components. The breadth and depth of our product offerings is unmatched in our industry, and our sales in this segment have grown at a five-year compound annual growth rate of 19%.

Improved Profitability and Working Capital Management

During 2002, the Company took actions to reduce our cost structure and focus on improving profitability. We also achieved significant improvements in asset management. In a process that will continue into 2003, we streamlined our operations and significantly reduced expenses. During the year, we reduced expenses by approximately $14 million on an annualized basis, while increasing revenue 5% over 2001.

We focused on working capital management. Inventories were $183 million at December 31, 2002, down from $196 million at the end of 2001. This resulted in inventory turns of 10.6 times in the fourth quarter of 2002, versus 9.8 turns in the fourth quarter of 2001.

We also made progress in managing our Accounts Receivable. Accounts Receivable decreased to $277 million at December 31, 2002 compared to $299 million at December 31, 2001. This resulted in Days Sales Outstanding (DSO) in accounts receivable of 47 days for the fourth quarter of 2002, compared with 51 days in the fourth quarter of 2001.

The combination of operating performance coupled with effective working capital management brought outstanding debt to $207 million, down significantly from $231 million at the end of 2001. In addition, interest expense decreased to $16.9 million in 2002 from $20.4 million in 2001.

In summary, while 2002 was a challenging year, we achieved revenue growth, expanded our product and service offerings, lowered our operating costs, and improved bottom line performance.

"While the difficult market environment is affecting every firm in our industry (and in other industries as well), and there is a temptation to point to factors 'beyond our control,' we will not be content with the status quo. Great companies relentlessly deal with the factors under their control to be as successful as possible—even in conditions that are difficult and uncertain. The short-term challenges we and our industry face are considerable, but we are confident in our ability to overcome them."



W. Donald Bell
President, CEO & Chairman of the Board

2002 Accomplishments

During the year, Bell Microproducts achieved significant further progress in several areas. Among the Company's major accomplishments:

- We signed several strategic distribution agreements with major technology vendors. These vendors include: Samsung Semiconductor; Intel; and StorageTek.
- We expanded our distribution agreements with key partners such as Hewlett-Packard and IBM to include new products and new geographies.
- We continued our focus on Storage Solutions through the addition of product and services initiatives to provide customers with a wide variety of storage and infrastructure solutions for complex technology environments and vertical markets.
- During the fourth quarter of 2002 we completed the refinancing of our working capital facilities in the Americas and in Europe. These facilities ($160 million in the Americas led by Wachovia Bank, and £75 million in Europe led by Bank of America) support substantially all of the Company's business units. These facilities provide the Company with enhanced availability and flexibility to support the growth of the business and investment in strategic programs. Both of these lines mature in 2005.

More recently, we announced the signing of an agreement with Western Digital to distribute their broad line of disk drives. Western Digital complements our disk drive product offering and we now represent all the major disk drive manufacturers.

We also recently expanded our North European EMC relationship to include North America and Latin America, further improving our storage solutions product offering.

Remaining Focused

While we are pleased with our recent achievements, our objective is to deliver consistent profitable results year in and year out, regardless of market conditions. We are dedicated to achieving consistent, strong performance and are addressing the factors that will deliver these results for the Company and our shareholders. During 2002 we set priorities that kept the organization focused. We plan to continue that same level of focus in the future, and we have established five important priorities for 2003.

- Profitable growth: We plan to build on the accomplishments we made in 2002. We will work to further strengthen our leadership position as a solutions provider in the storage market. We will focus on the products that provide the maximum strategic and profit leverage.
- Strengthen customer relationships: Our growth achieved over the past several years is the result of strong relationships with our customers. We will continue to build on this momentum and expand our customer base.
- Product and services expansion: In order to provide more key products and services to our existing and new customers, we plan to selectively add alliances with leadership manufacturers in complementary product categories.
- Cost reductions and working capital management: We will continue to manage our cost structure and asset base and take actions to ensure our expenses and working capital remain in line with revenue and margins.
- Business plan execution: Our achievements in the last two years are a tribute to some of the best execution we have seen at Bell Microproducts. We will leverage our skills to further strengthen our competitive position.

On behalf of everyone at Bell Microproducts, thank you for continuing to place your trust in our Company.

Sincerely,

W. Donald Bell
President, CEO & Chairman of the Board

Enterprise Solutions



While most distributors over the past few years have added either new divisions or new teams aimed at the storage market, Bell Microproducts has made storage its primary focus. The ability to use its worldwide workforce, including 500 enterprise storage professionals, adds value and sets the Company as differentiated from more broadly-focused distributors.

There are several different distribution business models. Broad line distributors carry an extremely wide range of technology products and use their size and scale, coupled with a very low cost structure to operate competitively. Bell Microproducts and other more specialized distributors leverage their expertise and value-add in specific technology product sectors. To thrive, a specialized distributor develops and supports a very deep set of vendor products and relationships, and value-added services, in its area of expertise. Capitalizing on the depth and breadth of its storage products line card, Bell Microproducts has executed an ambitious and successful program to drive the transition of the Company from a traditional component distribution model to a broader enterprise storage and solutions provider model.

Today, Bell Microproducts' customers include more than 15,000 VARs, system integrators and end-users in the Americas and Europe. These customers can fulfill their component and storage system needs from Bell Microproducts. As they require assistance with storage implementation and services, they may utilize Bell Microproducts for value-added services, ranging from consulting and design, to integration and installation.

Strategy

Bell Microproducts is a leader in enterprise storage and solutions distribution. Our enterprise strategy is comprised of two key elements: a two-tiered Enterprise Distribution business and a one-tiered End User business.

In Enterprise Distribution, we are the "Storage SuperSTORE" offering the industry's most comprehensive value added storage products and services. Our line card provides breadth and depth in many major lines. We serve nearly two-thirds of the VAR 3000 customers. We are also a leader in a number of storage vertical markets, including health care, audio-visual and financial services.

In our End User business, Total Tec Systems, we directly serve the needs of Fortune 1000 customers with recognized expertise in key vertical markets. Our offering consists of end-to-end systems, storage solutions and services for enterprise end users.

Success

Our solutions sales have grown from $108 million in 1999 to approximately $1 billion in 2002. We have added significant strategic partnerships and service offerings to our portfolio, making it one of the most comprehensive in the industry.



Rorke Data's U.S. Headquarters—Interoperability Lab

Customers and Markets

We serve a broad and comprehensive set of customers, including: Original Equipment Manufacturers (OEMs), system builders, the direct marketing channel, VARs and enterprise VARs, as well as end users in both the Fortune 1000 and small-to-medium enterprise base. We focus on key vertical industries and major horizontal technology markets, all aimed at delivering value through a comprehensive set of solutions, centered around storage and IT infrastructure. Today Bell Microproducts is a leading supplier of enterprise class storage products and services with extensive operations in Europe, the United Kingdom, North America and Latin America.

Products and Suppliers

At Bell Microproducts we are proud to represent the best in class products and suppliers the storage industry has to offer. We have partnered with the leaders in the industry to offer customers the most comprehensive and complete solutions available in today's IT marketplace. Our relationships with these suppliers continue to grow stronger. Today we are the leading distributor of Fibre Channel products in the industry. Increasingly, suppliers are looking to do business with global organizations that have scope, focus, breadth, and depth. At Bell Microproducts, these elements are at the center of our enterprise strategy.

Future

While we face challenges in these difficult economic times, we remain true to our strategy, and relentless in our execution. During 2003, we expect to see new opportunities and continued growth in our enterprise business.



Geographic Expansion

Geographic Revenue Mix



	1998	1999	2000	2001	2002
North America	100%	94%	71%	50%	**49%**
Latin America	0%	6%	13%	12%	**9%**
Europe	0%	0%	16%	38%	**42%**

From its inception as a small West Coast regional distributor in 1987, Bell Microproducts has grown into a major multi-national value-added provider of a wide range of high-technology products, solutions, and services. Today our operations span North America, Latin America and Europe.

"In today's market environment, vendors and multinational customers are increasingly aligning with global partners. With operations in North America, Latin America and Europe, Bell Microproducts is well-positioned to serve the needs of its global suppliers and customers."

Strategic Expansion

Bell Microproducts has expanded its geographic coverage through both strategic acquisitions and internal growth. In 1998, we expanded to the eastern U.S. through the acquisition of Almo's Computer Products Division. Also in 1998, we acquired Tenex Data, a leading Canadian distributor. In 1999, we entered the Latin America market through the acquisition of Future Tech International. In 2000, we expanded into the U.K. and Europe with the acquisition of Ideal Hardware.

We have made four acquisitions that increased our enterprise storage systems and solutions focus, and further expanded our geographic coverage. In 2000, we acquired Rorke Data, headquartered in Minneapolis and with offices in The Netherlands and Italy. In 2001, we acquired TTP Group (now called Bell Microproducts Solutions, Europe), with headquarters in The Netherlands and with offices in several European countries. Also in 2001, we acquired Forefront Graphics in Canada, and Total Tec Systems with locations in the eastern and southern U.S.

In addition, a significant amount of our growth has been organic through the opening of office locations in several regions. In the U.S., we opened a new Corporate Technology Center in Montgomery, Alabama during 2001; and in Europe, we opened sales offices in Belgium, France, Germany, Italy, Sweden, and The Netherlands.

Balance

In 1998, all our sales were derived from North America. In 2002, our revenues were much better balanced across geographies, with 49% of our distribution sales generated in North America, 9% in Latin America, and 42% in Europe.

Future

Our long-term strategy is to continue our geographic expansion with a keen focus on profitable growth and the leveraging of our underlying strengths—vendor and customer relationships and value-added services.

Line Card Expansion

	Semiconductors	**Storage Components**	Floppy Drives	Flash Memory	Optical Drives	Tape Drives	Disk Drives	Controllers	**Computer Components**	Motherboards	CPUs	Memory Modules	Graphic Cards	NIC Cards	**Peripherals**	CD ROMs	Modems	Scanners	Flat Panel Displays	Monitors	**Storage Systems**	Tape Libraries	RAID/JBOD	Network Attached Storage	Storage Area Networks	Fibre Channel Products	**Computing Platforms**	Trademark Servers	Trademark Computers	Branded Computer Systems
1998	○		○	○	○	○	○	○		○						○						○								
2002	○		○	○	○	○	○	○		○	○	○	○	○		○	○	○	○	○		○	○	○	○	○		○	○	○

Vendor alliances and partnerships are a critical part of our business. One of the challenges of the Company is to form the right alliances. To the degree that we work with the leaders in the industry and partner with them, our success is enhanced.

Leadership

Bell Microproducts has excelled in storage products. We have strong partnerships in storage peripheral products with leadership companies such as Maxtor, Seagate, and more recently Western Digital. We are the leading provider of Fibre Channel products from companies such as Brocade, Emulex, QLogic and many others. In addition, we have partnered with several leading storage systems suppliers including EMC, Hitachi Data Systems, HP/Compaq, IBM, LSI Logic, StorageTek and others. We have also been particularly successful with our LDI software licensing program, with strong partnerships including Computer Associates, Legato, Microsoft, and Veritas. Today, we are viewed as the storage specialist in our industry, and we have become the largest storage distributor in most of our geographic regions.

"We are the Storage SuperSTORE. We will continue to invest in and add new synergistic product lines to augment our product offering and add value to our business partners."

Breadth and Depth

Starting from its roots as a distributor of semiconductor products, Bell Microproducts saw a future marked by a "digital explosion," and tremendous demand for products and technologies to store digital content. By 1998, Bell Microproducts had firmly established itself as a leading distributor of storage components, principally disk drives and tape drives. We began manufacturing and integrating proprietary storage products, and we also began adding branded storage systems. Our product line has since broadened dramatically and we have evolved our product mix to include storage systems, as well as related components such as networking and server products, and more recently complete end-to-end turnkey installations. Today, we represent over 150 manufacturers.

Future

Our goal is to continue to add other significant complementary partnerships in the future. To the degree that we are able to work with the right business partners, develop strong alliances, and execute on those relationships, our Company will be successful.

Shareholder Information



1. 2. 3. 4. 5. 6. 7.

Board of Directors

1. **W. Donald Bell**
   President, Chief Executive Officer and Chairman of the Board, Bell Microproducts Inc.
2. **Gordon L. Campbell**
   President, Techfarm Inc.
3. **Eugene B. Chaiken**
   Chairman, President and CEO, Almo Corporation
4. **David M. Ernsberger**
   Retired; Group Vice President of Worldwide Sales and Support for IBM Technology Group
5. **Edward L. Gelbach**
   Retired; formerly Senior Vice President, Intel Corporation
6. **James E. Ousley**
   President and Chief Executive Officer, Control Data Systems, Inc.
7. **Glenn E. Penisten**
   General Partner, Alpha Venture Partners

Corporate Officers

W. Donald Bell
President, Chief Executive Officer and Chairman of the Board

Ian French
President, Bell Microproducts Europe

James E. Illson
Executive Vice President of Finance and Operations, Chief Financial Officer

Philip M. Roussey
Executive Vice President of Enterprise Marketing

Robert J. Sturgeon
Vice President of Information Technology

Dick Jacquet
Vice President, Human Resources

Independent Accountants

PricewaterhouseCoopers, LLP
Ten Almaden Blvd., Suite 1600
San Jose, CA 95113

Form 10-K

A copy of the complete Form 10-K Annual Report, as filed with the Securities and Exchange Commission, may be obtained by shareholders, without charge, by writing to the Secretary of the Company.

Transfer Agent and Registrant

Mellon Investor Services LLP
235 Montgomery Street, 23rd Floor
San Francisco, CA 94104
Tel.: (415) 743-1444

Price Range of Common Stock

The Company's Common Stock is traded on the Nasdaq National Market System under the symbol "BELM." The following table shows, for the periods indicated, the high and low sale prices of the Common Stock as reported by Nasdaq.

2001	High	Low
First Quarter	$24.25	$10.69
Second Quarter	$14.24	$ 6.80
Third Quarter	$11.13	$ 6.68
Fourth Quarter	$14.34	$ 7.40

2002	**High**	**Low**
First Quarter	**$15.79**	**$ 9.79**
Second Quarter	**$12.90**	**$ 6.70**
Third Quarter	**$ 8.00**	**$ 3.25**
Fourth Quarter	**$ 8.70**	**$ 3.61**

Annual Meeting

The Annual Meeting of Shareholders will be held at 1:00 p.m. on May 22, 2003 at: Bell Microproducts Inc., 1941 Ringwood Avenue, San Jose, CA. All Shareholders of record as of March 27, 2003 are invited to attend.

Corporate Headquarters

1941 Ringwood Avenue
San Jose, CA 95131
Tel.: (408) 451-9400
www.bellmicro.com

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR

 TRANSITION REPORT PURSUANT TO SECTION 13 OF 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number: 0-21528

BELL MICROPRODUCTS INC.
(Exact name of registrant as specified in its charter)

California	94-3057566
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1941 Ringwood Avenue, San Jose, California 95131-1721
(Address of principal executive office, including zip code)

Registrant's telephone number, including area code: (408) 451-9400

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes _X_ No

The aggregate market value of the voting stock held by non-affiliates of the registrant, as June 28, 2002, was approximately $130,269,326 based upon the last sale price reported for such date on the Nasdaq National Market

The number of shares of Registrant's Common Stock outstanding as of March 18, 2003 was 20,132,175.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 22, 2003 are incorporated by reference into Part III of this Form 10-K.

PART I

ITEM 1. BUSINESS

Forward Looking Disclosure

This Annual Report on Form 10-K ("Report") contains " forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 regarding future events and the future results of Bell Microproducts Inc that are based on current expectations, estimates, forecasts, and projects as well as the beliefs and assumptions of Bell Microproducts Inc management. Words such as "outlook", "believes", "expects", "appears", "may", "will", "should", "anticipates" or the negative thereof or comparable terminology, are intended to identify such forward looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Report under the section entitled "Risk Factors" and elsewhere, and in other reports Bell Microproducts Inc. files with the Securities and Exchange Commission, specifically the most recent reports on Form 8-K and Form 10-Q. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. Bell Microproducts Inc. undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

General

Founded in 1987, Bell Microproducts Inc. together with its subsidiaries, is a leading value-added distributor of storage products and systems, semiconductors and computer products and peripherals. We market and distribute our products at various levels of integration, from raw components to fully integrated, tested and certified systems. We carry over 150 brand name product lines as well as our own proprietary Rorke Data storage products, Markvision memory modules and TradeMark computer products. Across our product lines, we emphasize our ability to combine our extensive product portfolio with comprehensive value-added services.

We offer components that include disk drives, semiconductors, flat panel displays and related products, and other storage products and custom-configured computer products. Our products also include value-added services such as system design, integration, installation, maintenance and other consulting services combined with a variety of storage and computer hardware and software products. In addition, we offer network attached storage (NAS), storage area network (SAN) and other storage systems, computer platforms, tape drives and libraries and related software. Our selection of products and technologies, together with our independence, allows us to offer the best available hardware, software and service solutions for each customer. Customers can purchase our components as stand-alone products or in combination with certain value-added services.

Available Information

All reports filed electronically by Bell with the Securities and Exchange Commission ("SEC"), including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements, and other information and amendments to those reports filed (if applicable), are accessible at no cost on the Company's web site at www.bellcom.com, and they are available by contacting our Investor Relations at ir@bellmicro.com or 408-451-9400. These filings are also accessible on the SEC's web site at www.sec.gov. The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information for the Public

Reference Room by calling the SEC at 1-800-SEC-0330.

Industry

The storage, semiconductor and computer industries have experienced significant growth over the past decade, due to rapid growth in Internet usage and e-commerce; enterprise applications such as enterprise resource planning and data mining; server, desktop and laptop computers; and wireless communications as well as a variety of emerging consumer products and applications.

Traditionally, storage, semiconductor and computer products have been sold through both direct and indirect distribution channels. The use of indirect distribution channels is growing rapidly as manufacturers focus on core activities such as product design, development and marketing and begin to divest or outsource non-core functions. The growth of the indirect market reflects the need for manufacturers to increasingly use distributors, particularly for servicing OEMs, VARs, CEMs and system integrators. Customers are also driving the trend toward indirect distribution due to the value-added services that distributors often provide, particularly in the storage market. The rapid growth of storage requirements and the need for sophisticated networked storage systems such as NAS and SAN have increased the importance of independent storage solutions providers.

Since the onset of the market downturn more than two years ago, distributors and vendors have experienced a slowdown of demand and increased competitive market conditions, resulting from industry maturation, technology overspending and other cyclical factors. Historically, a return of economic growth has laid the groundwork for a return of growth.

Network Attached Storage. NAS appliances are advanced storage systems that attach directly to a local area network. A NAS appliance can be thought of as a thin file server with built-in storage. Similar to general-purpose servers, NAS appliances include a central processing unit, an operating system and internal hard disk drive storage.

Storage Area Networks. A SAN is an architecture that directly connects multiple independent servers and storage subsystems through a network dedicated to storage. A SAN consists of a variety of heterogeneous networking equipment such as switches, hubs and routers; storage products such as disk subsystems, tape libraries and optical drives; and storage management software. A SAN is often connected using a protocol known as Fibre Channel.

Both the NAS and SAN markets are projected to grow rapidly over the next few years. The complexity of sophisticated data storage solutions such as NAS and SAN combined with a shortage of qualified information technology personnel often requires companies to outsource the research, design, implementation and support of their networked storage solutions. Accordingly, significant growth in SAN and NAS is expected to be through indirect distribution channels.

In recent years, a growing number of manufacturers began to reduce the number of distributors they use. Distributors themselves are also choosing to consolidate because of the competitive advantages that arise from expanded product offerings and economies of scale. The rapidly changing nature of the storage, semiconductor and computer industries has required distributors to significantly expand both their customer base and product and service offerings, to compete effectively. To be successful within these areas, we believe distributors must emphasize time-to-market and total cost reductions and focus on markets in which they have advantages in service, flexibility and component content. Distributors also need to distinguish themselves through a combination of value-added services such as consulting, design, implementation and maintenance as well as more knowledgeable service and technical support.

Our Strategy

Our goal is to expand our leadership position as a distributor of storage solutions products and systems and to become one of the leading distributors of semiconductor components and computer products and peripherals. We intend to achieve this goal by leveraging our strengths and implementing the following strategies:

Continue Our Focus on Storage Solutions. We plan to continue to take advantage of the market opportunities in the storage industry by maintaining our strategic focus on our storage solutions. For example, we have devoted significant resources to expanding our marketing efforts, deepening the expertise of our sales force and offering an extensive range of technologically-advanced products. We believe that our ability to offer value-added services will be critical for implementing storage solutions and leveraging the opportunity in the data storage market given the increasing complexity of storage solutions and the shift toward indirect distribution.

Expand our Storage and Semiconductor Product Lines. We believe that our ability to offer customers an extensive line of leading storage products across technologies and manufacturers will continue to be a strong competitive advantage for us, particularly as it relates to SAN and NAS solutions. Our selection of products and technologies, together with our independence, allows us to reliably deliver the optimal package of appropriate hardware, software and services for each project. We also believe it is important to expand our semiconductor offerings to markets with growing customer demands. We will continue to expand our product lines through strategic acquisitions and internal growth.

Expand Geographically. We intend to deepen our presence in the United States, and expand our coverage in the major markets of Canada, Latin America and Europe through targeted internal growth and strategic acquisitions. Increasingly, multinational companies, including our manufacturers and customers, are requiring products and solutions that are able to address local operational and reporting requirements, but which are also heterogeneous and interoperable among countries, regions and offices. As we expand our global presence, we believe that we will be better able to address the demands of multinational customers, gain more access to multinational manufacturers and leverage our expertise.

Align with Industry Leaders. We intend to leverage our position as a leading storage solutions provider to create new strategic relationships with manufacturers. We believe that distribution channels will continue to consolidate and leading manufacturers will align with those distributors that are best able to offer value-added services and access new customers. We believe being aligned with leading manufacturers will allow us to identify innovative products, exchange critical information, and gain access to new technologies and create cross-marketing opportunities. Recently, we have entered into strategic relationships with a number of manufacturers, including IBM, HP and EMC, Intel, Western Digital and Samsung.

Expand Electronic Commerce Initiatives. We intend to expand the scope of our electronic commerce, supply chain management and customer relationship management programs. We believe that our electronic commerce initiatives will expand our customer base, establish greater penetration with existing customers and strengthen our position as a preferred distributor of storage, semiconductor and computer products.

Products and Services

We market and distribute more than 150 brand name product lines, as well as our own Rorke Data storage products, Markvision memory modules and TradeMark computers and servers. We offer the following products as discrete components or as part of our solutions offering.

Storage Products and Related Software

Our storage products include network attached storage, storage area network products, Fibre Channel networking products and systems, tape libraries and disk drives, as well as storage-related software products. We partner with the best in class storage providers in the industry; to provide the most comprehensive cost effective solutions to enterprise customers worldwide. We offer a comprehensive set of products and services, supported through a network of worldwide integration and solution centers with more than 500 dedicated storage professionals available to serve our customer's enterprise needs. Our customer base includes leading Var2000 and vertical solution providers worldwide.

Semiconductor and Other Components

We distribute a variety of semiconductor components, including memory components and modules, logic devices, microprocessors, microcontrollers, power management components, analog and mixed signal circuits, application-specific integrated circuits (ASICs), graphics and video devices, communications and specialty components.

Computer Products and Software

Our computer products include a variety of standard and custom-configured motherboards, flat panel displays and related components, monitors, keyboards, chassis, scanners, personal computers and servers, board level products and network interface controller (NIC) cards, as well as related software. Among the computer products we offer are our own proprietary Markvision memory modules and TradeMark computer products that complement the other products and technologies we provide.

Value-Added Services

We offer our customers a variety of value-added services as described below. Many of our value-added services are product focused, while others provide our customers assistance with a variety of product management activities.

Storage System Consulting Services. We work with customers to determine data storage needs to make decisions regarding their storage strategies and to design storage systems to address these needs. Our consulting services draw from our core competencies in enterprise storage integration solutions. We perform tasks such as storage audit or feasibility studies, supplement specialist elements of a pre-defined project or provide full project management and implementation.

NAS and SAN Solutions. We offer a complete range of professional services including design and consultation, installation, training and on-site service programs relating to NAS and SAN solutions. We have established a dedicated enterprise storage systems team that can address the challenges associated with enterprise storage systems. Our service programs also offer customers Fibre Channel interoperability and fully integrated turnkey storage solutions. For example, we integrate SANs with Fibre Channel-based technology including switches, bridges, archive libraries and network software.

Storage Subsystems. We provide standard and custom subsystem products to our customers. We integrate standard products for our Rorke Data brand storage products. We also configure custom products to meet the needs of customers that cannot be served by industry-standard product offerings.

Other Product Services. We provide value-added services to a full range of semiconductor, storage and computer products, including semiconductor device programming, tape and reeling, special labeling, disk drive image duplication, firmware modification, software downloading and hardware modification.

Flat Panel Integration. We offer a comprehensive portfolio of Flat Panel Displays, technologies and integration services that include off-the-shelf solutions for Kiosk, point-of-sale and other OEM applications. We also offer fully customed designs to support applications such as full sunlight readability and harsh environmental deployment.

Board and Blade Level Building Blocks. We provide complete Board and Blade offerings geared for applications to include computers, servers, medical equipment, video/graphics, security, test and measurement and networking products offered in a variety of industry standard form factors including ATX, Micro-ATX, PCI and Compact PCI. We also provide complete integration services, manufacturing assembly, interoperability testing and application support.

Application Support Services. Our application support services provide design support and product recommendations, training programs, maintenance options and testing, technical advice and prompt incident detection and resolution.

Supply Chain Management. We provide a variety of materials-management solutions, including e-procurement services, Internet-enabled, real-time pricing and delivery quotations, electronic data interface programs, just-in-time inventory programs, bonded inventories, on-site consignment inventory and kitting. We are implementing an end-to-end supply chain management program for manufacturers and customers, designed to help us improve inventory turns, service levels and sales productivity. We are also working with several companies in order to provide software applications and other resources to OEMs and contract electronic manufacturers for materials-management logistic activities.

Sales and Marketing

Our customer base primarily consists of OEMs, VARs, system integrators, contract electronic manufacturers, storage solution customers and retailers. For customers primarily seeking our solution offerings, our sales and marketing efforts often involve proactive efforts of our sales people and field application engineers. Sales and technical personnel focusing on these customers tend to spend time at customers' facilities assessing the customers' needs, developing and providing solutions as well as providing proof of concept supported by our technical capabilities and experience. Our component offering marketing efforts involve supply chain management programs, consignment and bonded inventory programs and end-of-life programs. Sales of our component offerings are principally driven by product breadth and depth, pricing and on-time availability.

We also believe that our relationships with manufacturers provide us with significant opportunities to increase our sales and customer base. We work closely with many manufacturers to develop strategies to penetrate both targeted markets and customers. In many cases, our sales presentations to customers are a joint effort with manufacturers' sales representatives.

We believe our e-commerce program will enhance our sales and marketing efforts by:

- providing our customers with detailed product information, including availability and pricing;
- providing customers additional channels to purchase our products;
- reducing time and expenditures involved in customers' product procurement activities; and
- providing our customers with resource planning tools to more accurately manage their product requirements.

Competition

In the distribution of storage, semiconductor components and computer products, we generally compete for

customer relationships with numerous local, regional and national and international authorized and unauthorized distributors. We also compete for customer relationships with manufacturers, including some of our manufacturers and customers. Consistent with our sales and marketing efforts, we tend to view our competition, whether arising from the direct or indirect distribution channel, on a customer-category basis. We believe that our most significant competition for customers seeking both products and value-added services arises from Arrow Electronics, Avnet, Future Electronics, Memec PLC and Pioneer-Standard Electronics. We believe that our most significant competition for customers seeking products apart from value-added services arises from Ingram Micro, Tech Data and Synnex.

We believe that competition for customers is based on product line breadth, depth and availability, competitive pricing, customer service, technical expertise, value-added services and e-commerce capabilities. We believe that we compete favorably with respect to each of these factors. We directly compete with numerous distributors, many of which possess superior brand recognition and financial resources. In the area of storage products and solutions, however, we believe that none of our competitors offers the full range of storage products and solutions that we offer.

We compete with other distributors for relationships with manufacturers. In recent years, a growing number of manufacturers began to reduce the number of distributors they use. We believe this consolidation is the result of a manufacturer's need to streamline its supply chain and establish stronger and more expansive relationships with a smaller number of distributors. Since we believe that competition for customers is often based upon product line breadth, depth and availability, the loss of any significant manufacturer could harm our competitive position.

Although we believe that we are currently well positioned within our target markets, the storage and computer product markets are rapidly evolving and highly competitive. As technologies continue to change, we expect that competition will increase in the future. We believe direct competition from manufacturers is likely to increase if, as expected, the data storage industry continues to consolidate. This consolidation would probably result in fewer manufacturers with greater resources to devote to internal sales and marketing efforts. In addition, manufacturers have established and will probably continue to establish cooperative relationships with other manufacturers and data storage solution providers. These cooperative relationships may enable manufacturers to offer comprehensive storage solutions that compete with those we offer.

Recent Acquisitions

In connection with our solution offerings, we have completed a number of strategic acquisitions. Through these acquisitions in 2001, we gained expertise in storage solutions and greater access to international markets.

Our acquisition of Total Tec, a company headquartered in Edison, NJ, and with sales offices in the eastern and southern United States, has significantly expanded our ability to address challenging SAN initiatives. Total Tec is one of Hewlett-Packard's ("HP") four enterprise distributors and one of the nation's premier enterprise (computing and storage) solutions providers focused on implementing comprehensive IT solutions to Fortune 1000 firms. Their methodology addresses key business data concerns including availability, reliability, performance, scalability and manageability. During the fourth quarter of 2001, we expanded our U.K. HP/Compaq relationship to include the U.S. market for Proliant servers and StorageWorks enterprise storage systems. Through this distribution agreement, Bell Microproducts will offer leading HP/Compaq enterprise products, services and solutions to its large customer base of VARs, resellers, OEMs and system integrators in the U.S.

Our acquisition of Touch The Progress Group BV, a company based in the Netherlands and with offices in Germany, Belgium and Austria, has added enterprise storage solutions including storage management software products, integrated storage technology, infrastructure, and support services to our strategic effort. The

company offers an extensive portfolio of storage solutions from some of the world's leading manufacturers. This portfolio allows the company and its business partners to provide a total storage management solution for multiple heterogeneous computing platforms, including IBM, HPQ, Veritas and other leading manufacturers.

Our acquisition of Forefront Graphics, a company headquartered in Toronto, Canada, and with offices in Ottawa, Montreal, Calgary and Vancouver, has added high performance computer graphics, digital audio and video, storage and multimedia products targeted at both the computer reseller marketplace and the video production reseller marketplace.

Employees

At December 31, 2002, we had a total of 1,344 employees, including 689 in sales and marketing functions, 481 in general administrative functions and 174 in technical and value add integration functions. Of our total employees, 608 are located at our facilities outside of the United States, including 411 in the United Kingdom. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good. Many of our current key personnel have substantial experience in our industry and would be difficult to replace. The labor market in which we operate is highly competitive and, as a result, we may not be able to retain and recruit key personnel. If we fail to recruit, retain or adequately train key personnel, we will experience difficulty in implementing our strategy, which could negatively affect our business, financial condition and stock price.

Risk Factors

You should consider carefully the risks described below together with all of the other information included in this Form 10-K. The risks and uncertainties described below and elsewhere in this Form 10-K are not the only ones facing us. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of your investment.

The cyclical nature of the storage, semiconductor and computer industries could hurt our operating results.

The storage, semiconductor and computer industries have historically been characterized by fluctuations in product demand and supply, and, consequently, severe fluctuations in price. Over the past year, the industries in which we operate have experienced a significant downturn in demand and excess production levels. Although our distribution agreements with manufacturers provide us with limited price protection and certain rights of return, the shortfalls in demand and excess production hurt our sales and gross margins. Such shortfalls in demand and excess production capacity may adversely affect our operations and our revenue, margins and overall financial results. In addition, many of our customers in the storage and computer products industries are subject to the risks of significant shifts in demand and severe price pressures by their customers, which may increase the risk that we may not be able to collect accounts receivable owed by some of our customers. If we are unable to collect our accounts receivable, our results of operations and financial condition may suffer.

If the data storage and computer products industries experience significant unit volume growth that, in turn, results in increased demand for many of the products we distribute, we may experience a shortage of our products. In such event, our operating results may depend on the amount of product allocated to us by manufacturers and the timely receipt of such product.

We are dependent on manufacturers and would suffer if we lost any significant manufacturer or faced a product shortage.

We are highly dependent on manufacturers for substantially all of the products that we sell. Four

manufacturers provided products that represented 37% and 41% of our sales in 2002 and 2001, respectively. The loss of any significant manufacturer could harm our financial condition and results of operations. In the past, significant manufacturers have terminated distribution arrangements with us, and significant distribution relationships could be terminated in the future. Our distribution agreements are cancelable on short notice. Our reliance on manufacturers leaves us vulnerable to having an inadequate supply of required products, price increases, late deliveries and poor product quality. From time to time we, like other distributors in our industry, experience supply shortages and are unable to purchase our desired volume of products. If we are unable to enter into and maintain satisfactory distribution arrangements with leading manufacturers and an adequate supply of products, our sales could suffer considerably.

If we cannot effectively manage our growth, our business may suffer.

Our growth in recent years has placed, and continues to place, a significant strain on our management, financial and operational resources. This growth also increases demand on our professional and technical services, sales, information systems, marketing and customer service and support functions. We intend to continue to pursue our growth strategy through increasing our sales efforts for existing and new solution and component offerings, increasing geographical sales coverage and strategic acquisitions. Continued growth will require increased personnel, expanded information systems and additional financial and administrative control procedures. We may not be successful in our efforts to manage growth. If we do not properly manage our planned growth, our financial condition and common stock price may suffer.

There could be fluctuations in our quarterly operating results.

Our quarterly operating results have in the past and could in the future fluctuate substantially. Our operating expense levels are based in part on expectations of future sales. If sales or gross margins in a particular quarter do not meet expectations, operating results could suffer. Factors affecting our quarterly operating results include:

- the loss of key manufacturers or customers;
- price competition;
- problems incurred in managing inventories;
- a change in the product mix sold by us;
- customer demand, including the timing of purchase orders from significant customers;
- changing economic conditions in North and South America and Europe;
- our ability to manage credit risk and collect accounts receivable;
- our management of foreign currency exposure;
- availability of product from manufacturers; and
- the timing of expenditures in anticipation of increased sales.

Due in part to manufacturer rebate programs, a larger portion of our gross profit has historically been reflected in the third month of each quarter than in each of the first two months of each quarter. In addition, we often experience increased sales volume near the end of each quarter, which also causes us to report higher gross profit levels in the third month of each quarter than in each of the first two months of each quarter. If we do not receive products from manufacturers or complete sales in a timely manner at the end of a quarter, or if rebate programs and marketing development funds are discontinued, our operating results in a particular quarter could suffer. In various periods in the past, our operating results have been affected by all of these factors. In particular, price fluctuations in the disk drive and semiconductor industries have affected our gross margins in recent periods.

Our financial obligations may limit our ability to operate our business.

We have raised significant funding through debt, some of which bears interest at fixed rates and some at variable rates. We are required to meet financial tests on a quarterly basis and comply with other covenants customary in secured financings. If we do not meet debt covenant requirements, our lenders may demand immediate repayment of amounts outstanding. Changes in interest rates may have a significant effect on our operating results. Furthermore, we are dependent on credit from our manufacturers to fund our inventory purchases. If our debt burden increases to high levels, our manufacturers may restrict our credit. Our cash requirements will depend on numerous factors, including the rate of growth of our sales, the timing and levels of products purchased, payment terms and credit limits from manufacturers, the timing and level of our accounts receivable collections and our ability to manage our business profitably.

Our ability to satisfy our existing obligations will depend upon our future operating performance, which may be affected by prevailing economic conditions and financial, business and other factors described in this Form 10-K, many of which are beyond our control. If we are unable to service our debt obligations, we may be forced to adopt one or more strategies that may include actions such as reducing or delaying capital expenditures or otherwise slowing our growth strategies, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We do not know whether any of these actions could be effected on satisfactory terms, if at all. Any equity financing may be on terms that are dilutive or potentially dilutive. If we are unable to successfully manage our debt burden, our financial condition would suffer considerably.

We are subject to the risks of international operations, which may hurt our profitability.

We believe that international sales will represent a substantial and increasing portion of our net sales for the foreseeable future. Our international operations are subject to a number of risks, including:

- fluctuations in currency exchange rates;
- difficulty in collecting accounts receivable due to longer payment cycles common in foreign markets;
- political and economic instability;
- difficulty in staffing and managing foreign operations;
- import and export license requirements, tariffs, taxes and other trade barriers; and
- the burden of complying with a wide variety of foreign laws, treaties and technical standards and changes in those regulations.

The majority of our revenues and expenditures in our foreign subsidiaries are transacted in the local currency of the country where the subsidiary operates. For each of our foreign subsidiaries, the local currency is also the functional currency. Fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. To the extent our revenues and expenses are denominated in currencies other than U.S. dollars, gains and losses on the conversion to U.S. dollars may contribute to fluctuations in our operating results. In addition, we have experienced foreign currency remeasurement gains and losses because a significant amount of our foreign subsidiaries' remeasurable net assets and liabilities are denominated in currencies other than the subsidiaries' functional currency. As we continue to expand globally and the amount of our foreign subsidiaries' U.S. dollar or non-functional currency denominated remeasurable net asset or liability position increases, our potential for fluctuations in foreign currency remeasurement gains and losses will increase. We have in the past, and expect in the future, to enter into forward exchange contracts and enter into local currency borrowing facilities to reduce this exposure, but these arrangements may not be adequate. Furthermore, payment cycles for international customers are typically longer than those for customers in the United States. Unpredictable sales cycles could cause us to fail to meet or exceed the expectations of security analysts and investors for any given period. Further, foreign markets may not continue to develop. If we are unable to manage these risks effectively, our operating results and financial

position could be harmed.

Our growth plans depend in part on our ability to successfully complete and integrate acquisitions.

An important part of our growth has been the acquisition of complementary businesses. We may choose to continue this strategy in the future. Our identification of suitable acquisition candidates involves risks inherent in assessing the value, strengths, weaknesses, overall risks and profitability of acquisition candidates. We may be unable to identify suitable acquisition candidates. If we do not make suitable acquisitions, we may find it more difficult to realize our growth objectives.

The process of integrating new businesses into our operations, including our recently completed acquisitions, poses numerous risks, including an inability to assimilate acquired operations, information systems, internal control systems and products; diversion of management's attention; difficulties and uncertainties in transitioning the business relationships from the acquired entity to us; and the loss of key employees of acquired companies. In addition, future acquisitions by us may be dilutive to our shareholders, cause us to incur additional indebtedness and large one-time expenses or create intangible assets that could result in significant amortization expense. If we spend significant funds or incur additional debt, our ability to obtain necessary financing may decline and we may be more vulnerable to economic downturns and competitive pressures. We cannot guarantee that we will be able to successfully complete any acquisitions, that we will be able to finance acquisitions or that we will realize any anticipated benefits from acquisitions that we complete.

We could suffer a surplus of obsolete or unmarketable inventory.

Franchise distribution agreements often provide us with limited inventory management protection, including price protection and inventory return rights. While we purchase a substantial amount of inventory under franchise distribution agreements, we also purchase significant amounts of inventory without the limited protection that franchise distribution agreements often provide. Without the benefit of effective price protection or inventory return rights for our inventory purchases, we bear the sole risk of obsolescence and price fluctuations, which could harm our operating results. Even when our franchise distribution agreements provide us with price protection and inventory return rights, they may be ineffective when the products in our inventory become obsolete or unmarketable, or when the manufacturers of those products have financial difficulty. In those events, we may be unable to return the products to the manufacturer or to collect refunds for those products in a timely manner, or at all.

We must be able to manage rapid technological change.

Many of the products we sell are used in the manufacture or configuration of a wide variety of electronic products. These products are characterized by rapid technological change, short product life cycles and intense competition and pricing pressures. Our continued success depends upon our ability to continue to identify new, emerging technologies, develop technological expertise in these technologies and continually develop and maintain relationships with industry leaders. If we are unsuccessful in our efforts, our results of operations and financial condition may suffer.

ITEM 2. PROPERTIES

In the Americas, we maintain 49 sales offices in a variety of locations, including the U.S., Canada, Argentina, Brazil, Chile and Mexico. In Europe, we maintain sales offices in Austria, Belgium, England, France, Germany, Italy, the Netherlands and Sweden. In addition to our sales offices, we operate six integration and service facilities and 11 warehouses. We currently operate four significant management and distribution centers. Our corporate headquarters is located in San Jose, California, where we currently lease office space and distribution facilities with approximately 160,000 square feet of space. The leases expire in 2007. In Chessington,

England, we acquired a facility with approximately 102,000 square feet that serves as our center for directing and managing our operations in the United Kingdom and Europe. Our European distribution center is located in Birmingham, England where we lease a warehouse facility with approximately 130,000 square feet of space. This lease expires in 2019. In Miami, Florida, we currently lease a facility with approximately 65,000 square feet that serves as our center for directing and managing our business in Latin America. The lease expires in 2005, with two 5-year options to extend. In Montgomery, Alabama, we currently lease a facility with approximately 53,000 square feet that serves as our corporate technology and data center and our primary customer call center. The lease on this facility expires in October 2007. We believe that our existing facilities are adequate for our current operational needs.

ITEM 3. LEGAL PROCEEDINGS

We are subject to legal proceedings and claims that arise in the normal course of business. We believe that the ultimate resolution of such matters will not have a material adverse affect on our financial position or results of operations; however, such litigation could in the future result in substantial costs and diversion of management resources. Such litigation could also result in payment of monetary damages or prohibitions against use of technologies, and could harm our business, financial condition and results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the Nasdaq National Market under the symbol "BELM." The following table sets forth for the periods indicated the high and low sale prices of the Common Stock as reported by Nasdaq.

	High	Low
2001		
First quarter	$ 24.25	$ 10.69
Second quarter	14.24	6.80
Third quarter	11.13	6.68
Fourth quarter	14.34	7.40
2002		
First quarter	$ 15.79	$ 9.79
Second quarter	12.90	6.70
Third quarter	8.00	3.25
Fourth quarter	8.70	3.61
2003		
First quarter (through March 18, 2003)	$ 6.51	$ 6.09

On March 18, 2003, the last sale price of the Common Stock as reported by Nasdaq was $6.26 per share.

As of March 18, 2003, there were approximately 456 holders of record of the Common Stock (not including shares held in street name).

To date, the Company has paid no cash dividends to its shareholders. The Company has no plans to pay cash dividends in the near future. The Company's line of credit agreement prohibits the Company's payment of dividends or other distributions on any of its shares except dividends payable in the Company's capital stock.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data of the Company set forth below should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, and Management's Discussion and Analysis included elsewhere herein.

	(in thousands, except earnings per share data)				
Statement of Income Data:	2002	2001 (1)	2000 (2)	1999 (3)	1998 (4)
Net sales	$2,104,922	$2,007,102	$ 1,804,102	$1,058,275	$575,330
Cost of sales	1,926,366	1,854,294	1,638,802	967,491	511,476
Gross profit	178,556	152,808	165,300	90,784	63,854
Selling, general and administrative expenses	165,624	157,910	121,088	69,507	46,070
Restructuring and special charges	5,688	8,894	-	-	-
Total operating expenses	171,312	166,804	121,088	69,507	46,070
Income (loss) from operations	7,244	(13,996)	44,212	21,277	17,784
Interest expense and other income	16,910	20,362	14,495	5,766	3,168
Income (loss) from operations before taxes	(9,666)	(34,358)	29,717	15,511	14,616
Provision for (benefit from) income taxes	(2,612)	(12,251)	12,480	6,581	6,139
Income (loss) from operations	(7,054)	(22,107)	17,237	8,930	8,477
Income (loss) from discontinued operations, net of income taxes	-	-	-	(2,946)	(2,402)
Gain on sale of contract manufacturing segment	-	-	-	1,054	-
Net income (loss)	$ (7,054)	$ (22,107)	$ 17,237	$ 7,038	$ 6,075
Basic earnings (loss) per shares (5)					
Continuing operations	$ (0.37)	$ (1.34)	$ 1.17	$ 0.66	$ 0.64
Discontinued operations	-	-	-	(0.14)	(0.18)
Total	$ (0.37)	$ (1.34)	$ 1.17	$ 0.52	$ 0.46
Diluted earnings (loss) per share (5)					
Continuing operations	$ (0.37)	$ (1.34)	$ 1.05	$ 0.65	$ 0.64
Discontinued operations	-	-	-	(0.14)	(0.18)
Total	$ (0.37)	$ (1.34)	$ 1.05	$ 0.51	$ 0.46
Shares used in per share calculation					
Basic	19,201	16,495	14,673	13,563	13,188
Diluted	19,201	16,495	16,415	13,685	13,322

	As of December 31,				
Balance Sheet Data:	2002	2001 (1)	2000 (2)	1999 (3)	1998 (4)
Working capital	$ 206,786	$ 183,964	$ 136,810	$182,626	$167,109
Total assets	614,191	643,687	661,207	360,351	285,580
Total long-term debt	179,237	176,441	106,871	110,638	106,963
Total shareholders' equity	145,849	125,769	129,532	96,273	86,476

(1) 2001 Statement of Income Data and Balance Sheet Data include the results of operations of Touch The Progress Group BV since acquisition on May 22, 2001, Forefront Graphics on May 24, 2001 and Total Tec Systems, Inc. on November 13, 2001. See Note 4 of Notes to Consolidated Financial Statements.

(2) 2000 Statement of Income Data and Balance Sheet Data include the results of operations of Rorke Data, Inc. since acquisition on May 15, 2000 and Ideal Hardware Limited on August 3, 2000. See Note 4 of Notes to Consolidated

Financial Statements.

(3) 1999 Statement of Income Data and Balance Sheet Data include the results of operations of Future Tech, Inc. from the date of acquisition on July 21, 1999.

(4) 1998 Statement of Income Data and Balance Sheet Data include the results of operations of the Computer Products Division of Almo Corporation since acquisition on November 13, 1998 and Tenex Data Division of Axidata Inc. on November 19, 1998.

(5) All per share amounts have been restated in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". Earnings per share and shares used in per share calculations have been retroactively restated to reflect the 3-for-2 stock split the Company declared on July 31, 2000.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For an understanding of the significant factors that influenced the Company's performance during the past three years, the following discussion should be read in conjunction with the consolidated financial statements and the other information appearing elsewhere in this report.

When used in this report, the words "expects," "anticipates," "estimates," "intends" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A under the Securities Act of 1933 and Section 21E under the Securities Exchange Act of 1934. Such statements include but are not limited to statements regarding the ability to obtain favorable product allocations and the ability to increase gross profit while controlling expenses. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including those risks described under "Risk Factors" in Item 1 hereof.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience; however actual amounts could differ from those estimates. The Company's significant accounting policies are described in Note 2 of the Notes to Consolidated Financial Statements.

Revenue recognition

Bell's policy is to recognize revenue from sales to customers when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. Under specific conditions, we permit our customers to return or exchange products. The provision for estimated returns is recorded concurrently with the recognition of revenue based on historical sales returns and analysis of credit memorandum data.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. We make our estimates of the uncollectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. At December 31, 2002 the allowance for doubtful accounts was $19.3 million and at December 31, 2001 it was $16.2 million. If the financial condition of our customers were to deteriorate, resulting in an impairment of their

ability to make payments, additional allowances may be required. In 2002, our bad debt expense was $11.4 million compared to $11.6 million in 2001. In addition, included in 2002 restructuring and special charges were $1.7 million of charges recorded in the second quarter that related to a rapid deterioration in the financial condition of certain customers in Latin America resulting in their inability to make payments. In the third quarter of 2001, the Company also recorded other special charges of $4.1 million for additional accounts receivable provisions. Events giving rise to this provision related to the economic crisis in Argentina and the devaluation of the Argentinean peso, and a default on guaranteed debt of one of the Company's large customers who filed for bankruptcy.

Valuation of Inventory

Inventories are recorded at the lower of cost (first in — first out) or estimated market value. The Company's inventories include high-technology components, embedded systems and computing technologies sold into rapidly changing, cyclical and competitive markets whereby such inventories may be subject to early technological obsolescence. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, selling prices and market conditions. During the second and third quarters of 2001 we recorded $17.8 million of charges against inventory related to excess inventory on hand. The additional write-down resulted from market conditions and the decision to discontinue certain product lines. These charges were included in the Statement of Income within the caption "Cost of Sales." We evaluate inventories for excess, obsolescence or other factors that may render inventories unmarketable at normal margins. Write-downs are recorded so that inventories reflect the approximate net realizable value and take into account the Company's contractual provisions with its suppliers governing price protection, stock rotation and return privileges relating to obsolescence. Because of the large number of transactions and the complexity of managing the process around price protections and stock rotations, estimates are made regarding adjustments to the carrying amount of inventories. Additionally, assumptions about future demand, market conditions and decisions to discontinue certain product lines can impact the decision to write down inventories. If assumptions about future demand change or actual market conditions are less favorable than those projected by management, additional write-downs of inventories may be required. In any case, actual amounts could be different from those estimated.

Special and Acquisition-Related Charges

The Company has been subject to the financial impact of integrating acquired businesses and charges related to business reorganizations. In connection with such events, management is required to make estimates about the financial impact of such matters that are inherently uncertain. Accrued liabilities and reserves are established to cover the cost of severance, facility consolidation and closure, lease termination fees, inventory adjustments based upon acquisition-related termination of supplier agreements and/or the re-evaluation of the acquired working capital assets (inventory and accounts receivable), change-in-control expenses, and write-down of other acquired assets including goodwill. Actual amounts incurred could be different from those estimated.

Valuation of Accounts Payable

Our accounts payable has been reduced by amounts claimed to vendors for returns, price protection and other amounts related to incentive programs. Amounts related to price protection and other incentive programs are recorded as adjustments to product costs or selling, general and administrative expenses, depending on the nature of the program. There is a time delay between the submission of a claim by us and confirmation of agreement by our vendors. Historically, our estimated claims have approximated amounts agreed to by our vendors.

Accounting for Income Taxes

Management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against net deferred tax assets. The carrying value of the Company's net foreign operating loss carry-forwards is dependent upon its ability to generate sufficient future taxable income in certain tax jurisdictions. In addition, the Company considers historic levels of income, expectations and risk associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing a tax valuation allowance. Should the Company determine that it is not able to realize all or part of its deferred tax assets in the future, a valuation allowance is recorded against the deferred tax assets with a corresponding charge to income in the period such determination is made.

Valuation of Goodwill and Intangible Assets

At December 31, 2002, goodwill amounted to $53.8 million and identifiable intangible assets amounted to $6.0 million.

We regularly evaluate whether events and circumstances have occurred that indicate a possible impairment of goodwill. In determining whether there is an impairment of goodwill, we calculate the estimated fair value of our company based on the closing sales price of our common stock and projected discounted cash flows as of the date we perform the impairment tests. We then compare the resulting fair value to our respective net book value, including goodwill. If the net book value of our Company exceeds its fair value, we measure the amount of the impairment loss by comparing the implied fair value our goodwill with the carrying amount of that goodwill. To the extent that the carrying amount of our goodwill exceeds its implied fair value, we recognize a goodwill impairment loss. We perform this impairment test annually and whenever facts and circumstances indicate that there is a possible impairment of goodwill. We completed the required annual impairment test, which resulted in no impairment for fiscal year 2002. We believe the methodology we use in testing impairment of goodwill provides us with a reasonable basis in determining whether an impairment charge should be taken.

RESULTS OF OPERATIONS

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net sales were $2,104.9 million for the year ended December 31, 2002, which represented an increase of $97.8 million, or 5% over 2001. Computer products sales increased by $103.5 million primarily due to growth in the European market and expansion of the customer base related to the acquisitions of Total Tec Systems, Inc. ("Total Tec") in November 2001 and Touch The Progress Group BV ("TTPG") in May 2001. Semiconductor sales decreased by $5.7 million primarily due to the economic downturn in the Americas and overall decrease in demand.

The Company's gross profit for 2002 was $178.6 million, an increase of $25.7 million, or 17% from 2001. Gross profit in 2001 was negatively impacted by inventory charges of $17.8 million taken in the second and third quarters of 2001 related to the impact of unfavorable market conditions and the Company's decision to reposition its product offerings and discontinue certain non-strategic product lines, as discussed below. Excluding the inventory charge, gross profit increased to $178.6 million in 2002, compared to $170.6 million in 2001, an increase of $8.0 million, or 5%. The increase in gross profit was primarily related to the acquisitions of Total Tec and TTPG, partially offset by a decrease in the Americas. Excluding the inventory charge, the overall gross margin remained flat at 8.5% compared to last year.

Selling, general and administrative expenses increased to $165.6 million in 2002 from $157.9 million in 2001, an increase of $7.7 million, or 5%. As a percentage of sales, selling, general and administrative expenses remained flat at 7.9% compared to last year. The increase in expenses was attributable to the acquisitions of Total Tec and TTPG and the overall European expansion.

Interest expense and other income decreased in 2002 to $16.9 million from $20.4 million in 2001, a decrease of $3.5 million, or 17%. The decrease in interest expense and other income was primarily due to overall reduced interest rates and decreased bank borrowings during 2002 for worldwide working capital purposes. The average interest rate in 2002 was 7.0% versus 8.0% in 2001.

In 2002 the Company recorded a tax benefit at a rate of 27.0% on the loss before taxes compared to the 2001 tax benefit rate of 35.6% on losses before taxes. The lower tax benefit rate for 2002 was primarily related to income tax allowances established related to losses incurred in certain foreign jurisdictions.

Restructuring Plan

In the second quarter of 2002, as part of the Company's plan to reduce costs and improve operating efficiencies, the Company recorded special charges of $2.3 million in response to economic conditions. These costs consisted primarily of provisions for certain Latin American receivables of $1.7 million, and costs related to the closure of the Rorke Data Europe facilities, whose operations were consolidated into the Company's TTP division in Almere, Netherlands. The special charges related to Rorke Data Europe included accrued costs for future lease obligations for non-cancelable lease payments of $249,000, other facility closure costs of $306,000 and severance and benefits of $28,000 for involuntary employee terminations. The Company expects annual cost savings from the special charges related to employee expenses and facilities costs will be immaterial.

In the third quarter of 2002, the Company extended its cost reduction plan in response to the continued economic downturn and recorded restructuring costs of $3.4 million. These charges consisted of estimated lease costs of $2.3 million pertaining to future lease obligations for non-cancelable lease payments for excess facilities in the U.S. and severance and benefits of $1.1 million related to worldwide involuntary terminations. The Company terminated 78 employees, predominantly in sales and marketing functions and eliminated two executive management positions in the U.S. The Company expects annual savings of approximately $700,000 related to these vacated facilities and $5.4 million related to employee terminations. Future expected cost reductions will be reflected in the income statement line item 'Selling, general and administrative expenses.'

In the second and third quarters of 2001, the Company accrued restructuring costs of $4.8 million. These costs consisted primarily of the abandonment of certain inventory related computer software that had a carrying value of $2.4 million, severance and benefits of $2.2 million related to involuntary employee terminations and estimated lease costs of $238,000 pertaining to future lease obligations for non-cancelable lease payments for excess facilities. The Company terminated 267 employees worldwide, predominantly in overhead support functions. The Company expected annual employee expense reductions of approximately $10 million, depreciation expense reduction of $550,000, and cost reductions related to excess facilities of approximately $800,000. Cost reductions have been realized as expected and have been reflected in the income statement line item 'Selling, general and administrative expenses.' Overall, these cost reductions have been offset by increases in selling, general and administrative costs related to the acquisitions of Total Tec and TTPG and other costs related to expansion of geographic sales coverage in Europe, expansion of the Company's storage systems infrastructure and expansion of the Company's Corporate Technology Center.

Additionally in the third quarter of 2001, the Company recorded other special charges of $4.1 million for additional accounts receivable provisions. Events giving rise to this provision related to the economic crisis in Argentina and the devaluation of the Argentinean peso, and a default on guaranteed debt of one of the Company's large customers who filed for bankruptcy.

In the second and third quarters of 2001, the Company also recorded a provision for inventory of $17.8 million related to additional excess inventory. The additional provision largely resulted from the decision to discontinue certain product lines and the impact of current market conditions. The excess inventory

charge is included within the Statement of Income under the caption 'Cost of Sales.'

At December 31, 2002, outstanding liabilities related to these charges are summarized as follows (in thousands):

	2002 Charges	2001 Charges	Total Charges	Cash Payments	Restructuring Liabilities at December 31, 2002
Severance costs	$ 1,167	$ 2,199	$ 3,366	$ 2,821	$ 545
Lease costs	2,515	238	2,753	674	2,079
Other facility closure costs	306	-	306	306	-
Total	$ 3,988	$ 2,437	$ 6,425	$ 3,801	$ 2,624

Change in Accounting Principle — Goodwill

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which establishes financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 requires that ratable amortization of goodwill be replaced with periodic tests for goodwill impairment and that intangible assets with finite lives be amortized over their useful lives. The Company adopted the provisions of SFAS 142 effective January 1, 2002, the first day of the Company's fiscal year 2002.

Therefore, the amortization of goodwill was suspended effective on that date. Under the required transitional provisions of SFAS 142, the Company identified and evaluated its reporting units for impairment as of December 31, 2001 using a two-step process. The first step was to ascertain whether there was an indication that any of the Company's goodwill was impaired. This was accomplished by identifying the Company's reporting units pursuant to the guidelines set out in SFAS 142 and then determining the carrying value of each of those reporting units by assigning the Company's assets and liabilities, including existing goodwill, to each of those reporting units as of December 31, 2001. The Company determined that it has one reporting unit. We calculated the estimated fair value of our Company based on the closing sales price of our common stock and projected discounted cash flows. Such fair value was then compared to the carrying value of the Company. The Company identified no impairment of goodwill.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net sales were $2,007.1 million for the year ended December 31, 2001, which represented an increase of $203.0 million, or 11% over 2000. Computer products sales increased by $300.1 million primarily due to the expansion of the customer base related to the acquisitions of Ideal Hardware Limited ("Ideal") in August 2000, Touch The Progress Group BV ("TTPG") in May 2001, Total Tec Systems, Inc. ("Total Tec") in November 2001 and Rorke Data, Inc. ("RDI"), acquired in May 2000. Semiconductor sales decreased by $97.1 million primarily due to the economic downturn in the Americas and overall decrease in demand.

The Company's gross profit for 2001 was $152.8 million, a decrease of $12.5 million, or 8% from 2000. The decrease in gross profit was primarily the result of inventory charges of $17.8 million taken in the second and third quarters of 2001 related to the impact of current market conditions and the Company's decision to reposition its product offerings and discontinue certain non-strategic product lines, as discussed below. Excluding the inventory charge, gross profit increased to $170.6 million in 2001, compared to $165.3 million in 2000, an increase of $5.3 million, or 3%. The increase in gross profit was primarily related to the acquisition of Ideal, partially offset by a decrease in the Americas. Excluding the inventory charge, the overall gross margin decreased to 8.5% compared to 9.2% in the same period last year. The decrease in gross margin percentage was primarily due to the impact of competitive market conditions in North America and the inclusion of Ideal's lower

gross margin percentages for all of 2001.

Selling, general and administrative expenses increased to $157.9 million in 2001 from $121.1 million in 2000, an increase of $36.8 million, or 30%. As a percentage of sales, selling, general and administrative expenses increased to 7.9% from 6.7% in 2000. The increase in expenses was attributable to the acquisitions of Ideal, RDI, TTPG and Total Tec, expansion of geographic sales coverage in Europe and expansion of the storage systems infrastructure in the U.S. and Europe.

Interest expense and other income increased in 2001 to $20.4 million from $14.5 million in 2000, an increase of $5.9 million, or 41%. The increase in interest expense and other income was primarily due to increased overall bank borrowings during 2001 for worldwide working capital purposes, and the acquisitions of Ideal, RDI, TTPG, Forefront Graphics ("FFG"). The average interest rate in 2001 was 8.0%, versus 8.7% in 2000.

In 2001 the Company recorded a tax benefit at a rate of 35.6% on the loss before taxes. In 2000 the Company recorded income taxes at an effective rate of 42% on income before taxes. The lower tax benefit rate for 2001 was primarily caused by the impact of items related to acquisitions, which are not deductible for tax purposes.

Restructuring Plan

The Company implemented a plan in the second quarter of 2001 to reduce costs and improve operating efficiencies by discontinuing certain non-strategic product lines. In the third quarter of 2001, the Company took additional actions and extended its cost reduction efforts in response to the continuing economic slowdown.

In the second and third quarters of 2001, the Company accrued total restructuring charges of $4.8 million consisting primarily of the discontinuance and non-cash, write-off of certain fixed assets valued at $2.4 million, severance and benefits of $2.2 million related to involuntary employee terminations and lease costs of $238,000 pertaining to estimated future obligations for non-cancelable lease payments for excess facilities in Minnesota that were vacated due to the reductions in workforce. The Company also accrued other special charges of $4.1 million for additional accounts receivable provisions.

In the second and third quarters of 2001, the Company also recorded a provision for inventory of $17.8 million related to additional excess inventory and a $300,000 provision included in selling, general and administrative expenses. The additional provisions resulted from the impact of market conditions and the decision to discontinue certain product lines. The excess inventory charge is included within the Statement of Income under the caption Cost of Sales.

LIQUIDITY AND CAPITAL RESOURCES

In recent years, the Company has funded its working capital requirements principally through borrowings under subordinated term loans and bank lines of credit, as well as proceeds from warrant and stock option exercises. Working capital requirements have included the financing of increases in inventory and accounts receivable resulting from sales growth, and the financing of certain acquisitions. In addition, in March 2002, the Company received $16.5 million from a private equity financing.

The net amount of cash provided by continuing operating activities was $26.4 million in 2002. The net amount of cash used in investing activities in 2002 was $9.3 million, which was primarily related to the acquisition of property and equipment. Net cash used in financing activities in 2002 totaled $7.5 million, which was primarily related to net repayments under the Company's long and short term borrowing facilities.

The Company's accounts receivable decreased to $277.3 million at December 31, 2002, from $299.1

million at December 31, 2001. Increases to accounts receivable resulting from increased sales were largely offset by the Company's reduction in its days sales outstanding to 47 at December 31, 2002, from 51 days at December 2001. The Company's inventories decreased to $182.8 million at December 31, 2002, from $195.8 million at December 31, 2001. This decrease was primarily due to the Company's efforts to manage its inventory through a period of economic downturn. The Company's accounts payable decreased to $211.9 million in 2002 from $231.7 million in 2001. This decrease was primarily due to decreased inventory purchases.

Net cash provided by continuing operating activities was $40.6 million in 2001. The net amount of cash used in investing activities in 2001 was $30.2 million, which was primarily related to the acquisition of property and equipment and the acquisitions of FFG, TTPG and Total Tec. Net cash used in financing activities in 2001 totaled $19.6 million, which was primarily related to net repayments under the Company's long and short term borrowing facilities.

The Company's accounts receivable balance at December 31, 2001 of $299.1 million was consistent with the $295.6 million balance at December 31, 2000. Increases to accounts receivable resulting from increased sales volume through the Company's acquisitions during the year were largely offset by an overall decline in sales in North America. The Company's inventories decreased to $195.8 million at December 31, 2001, from $246.7 million at December 31, 2000. This decrease was primarily due to the Company's efforts to manage its inventory through a period of economic downturn in the U.S., and the discontinuance of certain product lines, partially offset by acquired inventories and increased inventory purchases resulting from the Company's acquisitions during the year. The Company's accounts payable increased to $231.7 million in 2001 from $231.1 million in 2000. This slight increase was primarily due to accounts payable assumed in connection with the acquisitions of FFG, TTPG and Total Tec in 2001, offset by a decrease in the U.S. resulting from decreased inventory purchases.

On December 31, 2002, the Company entered into an amendment to its syndicated Loan and Security Agreement with First Union National Bank ("First Union Facility"), a subsidiary of Wachovia. The amendment reduces the credit facility to $160 million from $175 million and extends the maturity date to May 31, 2005. The First Union Facility refinanced the Company's $50 million credit facility with California Bank & Trust that matured May 31, 2001, and the $80 million short-term loan with the RSA that matured June 30, 2001. The syndicate includes Congress Financial Corporation (Western) and Bank of America N.A. as co-agents and other financial institutions, as lenders. Borrowings under the line of credit bear interest at First Union's prime rate plus a margin of 0.0% to 0.5%, based on borrowing levels. At the Company's option, all or any portion of the outstanding borrowings may be converted to a Eurodollar rate loan, which bears interest at the adjusted Eurodollar rate plus a margin of 2.25% to 2.75%, based on borrowing levels. The average interest rate on outstanding borrowings under the revolving line of credit during the year ended December 31, 2002, was 4.4%, and the balance outstanding at December 31, 2002 was $52.1 million. Obligations of the Company under the revolving line of credit are secured by certain assets of the Company and its North and South American subsidiaries. The revolving line of credit requires the Company to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, payment of dividends, repurchases of stock and investments. The Company was in compliance with its bank covenants at December 31, 2002; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants, and is unable to obtain a waiver of noncompliance from its bank, the Company's financial condition and results of operations would be materially adversely affected.

On December 2, 2002, the Company entered into a Syndicated Credit Agreement arranged by Bank of America, National Association ("B of A facility"), as principal agent, to provide a £75 million revolving line of credit facility, or the equivalent of $115 million USD. The B of A facility refinanced the Company's $60 million credit facility with Royal Bank of Scotland. The syndicate includes Bank of America as agent and security trustee and other banks and financial institutions, as lenders. Borrowings under the line of credit bear interest at B of A's base rate plus a margin of 2.125% to 2.25%, based on certain financial measurements. At the Company's

option, all or any portion of the outstanding borrowings may be converted to a LIBOR Revolving Loan, which bears interest at the adjusted LIBOR rate plus a margin of 2.125% to 2.25%, based on certain financial measurements. The average interest rate on the outstanding borrowings under the revolving line of credit for the period beginning December 2, 2002, to December 31, 2002 was 6.4%, and the balance outstanding at December 31, 2002 was $48.4 million. Obligations of the Company under the revolving line of credit are secured by certain assets of the Company's European subsidiaries. The revolving line of credit requires the Company to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, payment of dividends, repurchases of stock, repatriation of cash and investments. The Company was in compliance with its bank covenants at December 31, 2002; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants, and is unable to obtain a waiver of noncompliance from its bank, the Company's financial condition and results of operations would be materially adversely affected.

On July 6, 2000, the Company entered into a Securities Purchase Agreement with The Retirement Systems of Alabama and certain of its affiliated funds (the "RSA facility"), under which the Company borrowed $180 million of subordinated debt financing. This subordinated debt financing was comprised of $80 million bearing interest at 9.125%, repaid in May 2001; and $100 million bearing interest at 9.0%, payable in semi-annual principal installments of $3.5 million plus interest installments commencing December 31, 2000 and in semi-annual principal installments of $8.5 million commencing December 31, 2007, with a final maturity date of June 30, 2010. The RSA facility is secured by a second lien on the Company's and its subsidiaries' North American and South American assets. The Company must meet certain financial tests on a quarterly basis, and comply with certain other covenants, including restrictions of incurrence of debt and liens, restrictions on asset dispositions, payment of dividends, and repurchase of stock. The Company is also required to be in compliance with the covenants of certain other borrowing agreements. The Company is in compliance with its subordinated debt financing covenants; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants in the Securities Purchase Agreement and is unable to obtain a waiver of noncompliance from its subordinated lenders, the Company's financial condition and results of operations would be materially adversely affected. The balance outstanding at December 31, 2002 on this long-term debt was $86.0 million, $10.5 million is payable in 2003, $7.0 million for each of the years 2004 through 2007, and $47.5 million thereafter.

On November 13, 2001, the Company acquired Total Tec Systems, Inc. ("Total Tec") for a combination of cash and shares of the Company's common stock totaling approximately $14.2 million, including acquisition costs. Liabilities assumed included a $17.5 million borrowing facility with Summit Business Capital Corporation ("SBCC") which is secured by substantially all of Total Tec's assets, bears interest at SBCC's base rate or LIBOR plus 2.25% and matures April 30, 2003. The balance outstanding at December 31, 2002 was $5.4 million. At December 31, 2002, the SBCC borrowing agreement was terminated and subsequent to December 31, 2002, financial accommodations were extended to Total Tec under the amended First Union Facility. The acquisition of Total Tec was funded through borrowings under the Company's revolving line of credit.

The Company has an agreement with IFN Finance BV to provide up to $7.3 million in short-term financing to the Company. The loan is secured by certain European accounts receivable and inventories, bears interest at 5.5%, and continues indefinitely until terminated by either party within 90 days notice. Loan balances outstanding were $7.0 million and $1.5 million, at December 31, 2002 and 2001, respectively.

On May 24, 2001, the Company acquired Forefront Graphics ("FFG") for approximately $1.1 million in cash and 60,324 shares of the Company's common stock. The acquisition was funded through borrowings under the Company's revolving line of credit and newly issued shares of common stock.

On May 22, 2001, the Company acquired Touch The Progress Group BV ("TTPG") for approximately

$2.5 million in cash and 560,000 shares of the Company's common stock. The acquisition was funded through borrowings under the Company's revolving line of credit and newly issued shares of common stock.

On October 16, 2000, the Company entered into a $13.3 million mortgage agreement with Lombard NatWest Limited, ("NatWest facility") related to the acquisition of a building for Ideal. The mortgage has a term of five years, bears interest at LIBOR plus 1.5% and is payable in quarterly installments of approximately $290,000, plus interest, with a balloon payment of approximately $7.5 million due November 2005. The principal amount due in 2003 is $1,288,000 and amounts due in 2004 and 2005 are $1,288,000 and $7,240,000, respectively. The Company has an interest rate swap agreement that effectively converts the variable interest payable on the mortgage to a fixed rate of 7.42% until January 2003. In the first quarter of 2002, the Company sold a portion of the property for $1.7 million, and recorded a net gain on the sale of approximately $270,000. Proceeds were used to reduce the balance on the mortgage. The balance of the mortgage at December 31, 2002 was $9.8 million. The Company was in compliance with a financial ratio covenant related to this facility at December 31, 2002, however the Company does not expect to be in compliance with the same covenant at March 31, 2003. The Company expects to receive a waiver from its lender. On October 17, 2002, the Company signed a commitment letter with a U.K. financing institution to re-mortgage the property under a new 15-year term loan facility of approximately $10 million. The Company expects to finalize the new facility and repay borrowings outstanding under the NatWest facility in the second quarter of 2003. As a result, the balance of the mortgage is classified as a current liability.

The following table describes the Company's commitments to settle contractual obligations in cash as of December 31, 2002 (in thousands):

	Payments Due By Period				
Contractual Obligations	Up to 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
Notes Payable (1)	$ 11,788	$ 22,528	$ 14,000	$ 47,500	$ 95,816
Capital leases	987	298	93	-	1,378
Subtotal debt obligations	12,775	22,826	14,093	47,500	97,194
Operating leases	7,081	10,860	7,948	14,300	40,189
Total contractual cash obligations	$ 19,856	$ 33,686	$ 22,041	$ 61,800	$ 137,383

(1) Notes payable primarily consist of the RSA facility and the mortgage with NatWest.

Other contractual obligations of the Company include a $160 million revolving line of credit with First Union National Bank, scheduled to mature May 31, 2005, a $115 million borrowing facility with Bank of America, scheduled to mature December 2, 2005 and a $7.3 million borrowing facility with IFN Finance BV, which continues until terminated by either party. Amounts outstanding at December 31, 2002 under these facilities were $52.1 million, $48.4 million and $7.0 million, respectively.

The Company incurred net losses in 2002 and 2001. The 2002 loss is related to certain restructuring initiatives including the reduction of headcount and the abandonment of facilities and the increase in "Selling, General, and Administrative Expenses." The 2001 loss is related to declining product gross margins, discontinuation of certain product lines, abandonment of certain computer software, and additional bad debt provision offset by revenue increases. These increases were primarily the result of the Company's acquisition strategy in 2000 and 2001.

The Company anticipates that its existing cash and its ability to borrow under its line of credits will be sufficient to meet the Company's anticipated cash needs for operation and capital requirements through

December 31, 2003.

The Company's expectations as to its cash flows, and as to future cash balances, are subject to a number of assumptions, including assumptions regarding anticipated revenues, customer purchasing and payment patterns, and improvements in general economic conditions, many of which are beyond the Company's control. If revenues do not match projections and if losses exceed the Company's expectations, the Company will implement cost saving initiatives. If the Company is unable to return to profitability, in order to continue operations, it may need to obtain additional debt financing or sell additional shares of its equity securities. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company's ability to achieve its intended business objectives.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, ("SFAS 141"), "Business Combinations", and Statement of Financial Accounting Standards No. 142, ("SFAS 142"), "Goodwill and Other Intangible Assets." These statements made significant changes to the accounting for business combinations, goodwill, and intangible assets. SFAS 141 established new standards for accounting and reporting requirements for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 established new standards for goodwill acquired in a business combination, eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. The Company adopted the provisions of SFAS 142 on January 1, 2002. As a result, the Company has ceased amortization of $53.3 million in goodwill.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The standard retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands on the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. Bell adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on its consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for intangible Assets of Motor Carriers' and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements and amends SFAS No. 13, "Accounting for Leases." This statement updates, clarifies and simplifies existing accounting pronouncements. As a result of rescinding SFAS No. 4 and SFAS No. 64, the criteria in APB No. 30 will be used to classify gains and losses from extinguishment of debt. The provisions of SFAS 145 will be adopted during fiscal year 2003. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, ("SFAS No. 146"), "Accounting for Exit or Disposal Activities". SFAS 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the EITF has set forth in Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The scope of SFAS 146 also includes

(1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The company believes that the adoption of this standard will have no material impact on its financial statements.

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The Company believes that the adoption of this standard will have no material impact on its financial statements and has adopted the disclosure-only provisions of SFAS No. 148 at December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company believes that the adoption of this standard will have no material impact on its financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to interest rate risk on its variable rate credit facilities and could be subjected to increased interest payments if market interest rates fluctuate. For the year ended December 31, 2002, average borrowings outstanding on the variable rate credit facility with First Union National Bank were $73 million and average borrowings between Ideal's borrowing facility with Royal Bank of Scotland and its new European borrowing facility with Bank of America, N.A. was $60 million. First Union, Royal Bank of Scotland and Bank of America have interest rates that are based on associated rates such as Eurodollar and base or prime rates that may fluctuate over time based on changes in the economic environment. Based on actual borrowings throughout the year under these borrowing facilities, an increase of 1% in such interest rate percentages would increase the annual interest expense by approximately $1.3 million.

A substantial part of the Company's revenue and capital expenditures are transacted in U.S. Dollars, but the functional currency for foreign subsidiaries is not the U.S. dollar. As a result of the Company or its subsidiaries entering into transactions denominated in currencies other than their functional currency, the Company recognized a foreign currency loss of $826,000 during the year ended December 31, 2002. The Company enters into foreign forward exchange contracts to hedge certain balance sheet exposures against future movements in foreign exchange rates. The gains and losses on the forward exchange contracts are largely offset by gains or losses on the underlying transactions and, consequently, a sudden or significant change in foreign exchange rates should not have a material impact on future net income or cash flows. To the extent the Company is unable to manage these risks, the Company's results and financial position could be materially adversely affected.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements	Form 10-K Page Number
Report of Independent Accountants	28
Consolidated Balance Sheets at December 31, 2002 and 2001	29
Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000	30
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2001 and 2000	31
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	32
Notes to Consolidated Financial Statements	33
Financial Statement Schedules:	
Consolidated Financial Statement Schedule II - Valuation and Qualifying Accounts and Reserves	60

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
of Bell Microproducts Inc. and Subsidiaries

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Bell Microproducts Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 and Note 3 to the consolidated financial statements, as of January 1, 2002, the Company ceased amortization of goodwill to conform with the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets".



PricewaterhouseCoopers LLP
San Jose, California
February 17, 2003, except for Note 15, which is as of March 28, 2003

BELL MICROPRODUCTS INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash	$ 12,025	$ 1,308
Accounts receivable, net	277,305	299,108
Inventories	182,775	195,791
Prepaid expenses and other current assets	23,786	29,234
Total current assets	495,891	525,441
Property and equipment, net	50,761	50,706
Goodwill	53,803	53,307
Intangibles	6,006	6,602
Deferred debt issuance costs and other assets	7,730	7,631
Total assets	$614,191	$643,687
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$211,881	$231,715
Borrowings under lines of credit	7,919	37,266
Short-term note payable and current portion of long-term notes payable	23,458	23,431
Other accrued liabilities	45,847	49,065
Total current liabilities	289,105	341,477
Borrowings under lines of credit	100,555	86,650
Long-term notes payable	75,500	85,052
Other long-term liabilities	3,182	4,739
Total liabilities	468,342	517,918
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Preferred Stock, $0.01 par value, 10,000 shares authorized; none issued and outstanding	-	-
Common Stock, $0.01 par value, 40,000 shares authorized; 20,127 and 17,578 shares issued and outstanding	115,888	94,553
Retained earnings	25,311	32,365
Accumulated other comprehensive income	4,650	(1,149)
Total shareholders' equity	145,849	125,769
Total liabilities and shareholders' equity	$ 614,191	$ 643,687

The accompanying notes are an integral part of these consolidated financial statements.

BELL MICROPRODUCTS INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
Net sales	$2,104,922	$2,007,102	$1,804,102
Cost of sales	1,926,366	1,854,294	1,638,802
Gross profit	178,556	152,808	165,300
Selling, general and administrative expenses	165,624	157,910	121,088
Restructuring and special charges	5,688	8,894	-
Total operating expenses	171,312	166,804	121,088
Operating income (loss)	7,244	(13,996)	44,212
Interest expense and other income	16,910	20,362	14,495
Income (loss) from operations before income taxes	(9,666)	(34,358)	29,717
Provision for (benefit from) income taxes	(2,612)	(12,251)	12,480
Net income (loss)	$ (7,054)	$ (22,107)	$ 17,237
Earnings (loss) per share (Note 2)			
Basic	$ (0.37)	$ (1.34)	$ 1.17
Diluted	$ (0.37)	$ (1.34)	$ 1.05
Shares used in per share calculation (Note 2)			
Basic	19,201	16,495	14,673
Diluted	19,201	16,495	16,415

The accompanying notes are an integral part of these consolidated financial statements.

BELL MICROPRODUCTS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Deferred	Retained	Other Comprehensive	
	Shares	Amount	Compensation	Earnings	Income	Total
Balance at December 31, 1999	13,877	$ 58,527	$ -	$ 37,285	$ 461	$ 96,273
Foreign currency translation	-	-	-	-	(555)	(555)
Net income	-	-	-	17,237	-	17,237
Total comprehensive income						16,682
Exercise of stock options, including related tax benefit of $1,933	622	5,242	-	-	-	5,242
Issuance of Common Stock under Stock Purchase Plan	278	1,421	-	-	-	1,421
Stock split	-	50	-	(50)	-	-
Issuance of Common Stock for acquisition of Rorke Data (Note 4)	269	2,508	-	-	-	2,508
Issuance of warrant to RSA	747	7,406	-	-	-	7,406
Balance at December 31, 2000	15,793	75,154	-	54,472	(94)	129,532
Foreign currency translation	-	-	-	-	(1,055)	(1,055)
Net loss	-	-	-	(22,107)	-	(22,107)
Total comprehensive loss						(23,162)
Exercise of stock options, including related tax benefit of $1,270	446	3,947	-	-	-	3,947
Issuance of Common Stock under Stock Purchase Plan	319	2,175	-	-	-	2,175
Issuance of Common Stock for business acquisitions (Note 4)	1,020	13,277	-	-	-	13,277
Balance at December 31, 2001	17,578	94,553	-	32,365	(1,149)	125,769
Foreign currency translation	-	-	-	-	5,799	5,799
Net loss	-	-	-	(7,054)	-	(7,054)
Total comprehensive loss						(1,255)
Issuance of Common Stock in private placement	1,500	12,642	-	-	-	12,642
Issuance of stock warrants in private placement	-	3,858	-	-	-	3,858
Exercise of stock options, including related tax benefit of $ 581	301	2,421	-	-	-	2,421
Issuance of Common Stock under Stock Purchase Plan	399	2,318	-	-	-	2,318
Issuance of Common Stock for business acquisitions (Note 4)	349	-	-	-	-	-
Issuance of restricted stock	-	-	1,330	-	-	1,330
Deferred compensation	-	-	(1,234)	-	-	(1,234)
Balance at December 31, 2002	20,127	$115,792	$ 96	$ 25,311	$ 4,650	$ 145,849

The accompanying notes are an integral part of these consolidated financial statements

BELL MICROPRODUCTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Increase (decrease) in cash, in thousands)

	Year Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ (7,054)	$ (22,107)	$ 17,237
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	10,803	11,658	5,510
Provision for doubtful accounts	11,357	11,569	9,958
Loss on disposal of property, equipment and other	1,337	2,503	87
Deferred income taxes	(235)	(3,976)	(2,836)
Tax benefit from stock options	581	1,270	1,933
Changes in assets and liabilities:			
Accounts receivable	32,391	8,375	(16,550)
Inventories	21,210	66,324	(38,451)
Prepaid expenses	117	(11,298)	(3,091)
Other assets	(99)	1,133	(1)
Accounts payable	(34,617)	(17,234)	(16,085)
Other accrued liabilities	(9,418)	(7,614)	7,366
Net cash provided by (used in) operating activities	26,373	40,603	(34,923)
Cash flows from investing activities:			
Acquisition of property, equipment and other	(11,143)	(16,380)	(33,989)
Proceeds from sale of property, equipment and other	1,794	-	76
Acquisitions of businesses (Note 4)	-	(13,807)	(30,893)
Net cash used in investing activities	(9,349)	(30,187)	(64,806)
Cash flows from financing activities:			
Net borrowings (repayments) under line of credit agreements	(22,592)	61,404	(95,652)
(Repayments) proceeds from long-term notes payable to RSA	(7,000)	(7,000)	100,000
(Repayments) proceeds from short-term notes payable to RSA	-	(80,000)	80,000
Borrowings of notes and leases payable	9,545	3,358	18,033
Repayment of notes and leases payable	(8,081)	(2,214)	(5,144)
Proceeds from issuance of Common Stock and warrants	20,658	4,852	4,730
Net cash (used in) provided by financing activities	(7,470)	(19,600)	101,967
Cash acquired upon acquisitions of businesses	-	3,014	546
Effect of exchange rate changes on cash	1,163	13	(422)
Net increase (decrease) in cash	10,717	(6,157)	2,362
Cash at beginning of year	1,308	7,465	5,103
Cash at end of year	$ 12,025	$ 1,308	$ 7,465
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 17,664	$ 24,346	$ 10,817
Income taxes	$ 499	$ 2,447	$ 12,106
Supplemental non-cash financing activities:			
Issuance of Restricted stock	$ 1,330	$ -	$ -
Common Stock issued for acquisition (Note 4)	$ -	$ 13,277	$ 2,508
Stock warrant issued for subordinated debt	$ -	$ -	$ 7,406
Liabilities assumed on acquisition of business (Note 4)	$ -	$ -	$ 3,000
Effect of stock split (Note 2)	$ -	$ -	$ 50

The accompanying notes are an integral part of these consolidated financial statements.

BELL MICROPRODUCTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY:

The Company operates in one business segment, as a value-added distributor of storage products and systems, computer products and semiconductors and peripherals to original equipment manufacturers (OEMs), value-added resellers (VARs) and dealers in the United States, Europe, Canada and Latin America. Semiconductor products include memory, logic, microprocessor, peripheral and specialty components. Computer products include disk, tape and optical drives and subsystems, drive controllers, computers and board-level products. The Company also provides a variety of value-added services to its customers, including subsystem testing, software loading, mass storage and computer systems integration, disk drive formatting and testing, and the packaging of electronic component kits to customer specifications.

The Company incurred net losses in 2002 and 2001. The 2002 loss is related to certain restructuring initiatives including the reduction of headcount and the abandonment of facilities and the increase in "Selling, General, and Administrative Expenses." The 2001 loss is related to declining product gross margins, discontinuation of certain product lines, abandonment of certain computer software, and additional bad debt provision offset by revenue increases. These increases were primarily the result of the Company's acquisition strategy in 2000 and 2001.

As is more fully discussed in Note 6, the Company has a $160 million line of credit facility with a group of lenders for operations in North and South America. The Company had approximately $66 million in unused borrowing capacity at December 31, 2002 related to this facility. This facility is limited to use for operations within the U.S. and the funds can be used outside the U.S if permission is received by the Company from the lenders. The Company also has a $115 million line of credit facility with a group of lenders in Europe. At December 31, 2002, the Company had approximately $24 million in unused borrowing capacity. This facility is limited to use for operations within Europe and the United Kingdom.

The Company anticipates that its existing cash and its ability to borrow under its line of credits will be sufficient to meet the Company's anticipated cash needs for operation and capital requirements through December 31, 2003.

The Company's expectations as to its cash flows, and as to future cash balances, are subject to a number of assumptions, including assumptions regarding anticipated revenues, customer purchasing and payment patterns, and improvements in general economic conditions, many of which are beyond the Company's control. If revenues do not match projections and if losses exceed the Company's expectations, the Company will implement cost saving initiatives. If the Company is unable to return to profitability, in order to continue operations, it may need to obtain additional debt financing or sell additional shares of its equity securities. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company's ability to achieve its intended business objectives.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation and Basis of Preparation

The consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when title transfers to the customer and when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. Transactions with sale terms of FOB shipping point are recognized when the products are shipped and transactions with sale terms of FOB destination are recognized upon arrival. Provisions for estimated returns and expected warranty costs are recorded at the time of sale and are adjusted periodically to reflect changes in experience and expected obligations. The Company's warranty reserve relates primarily to its storage solutions and value added businesses. Reserves for warranty items are included in other current liabilities. A reconciliation of the changes in the product warranty liability during 2002 is as follows (in thousands):

Balance at December 31, 2001	$ 799
Provision based on 2002 sales	632
Foreign currency translation	7
Warranty expenses incurred during 2002	(756)
Balance at December 31, 2002	$ 682

Concentration of Credit and Other Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for estimated collection losses. No customer accounts for more than 10% of sales in any of the three years ended December 31, 2002, 2001 and 2000, or accounts receivable at December 31, 2002 and 2001.

Four vendors accounted for 43%, 51% and 39% of the Company's inventory purchases during 2002, 2001 and 2000, respectively.

Inventories

Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out (FIFO) method. Market is based on estimated net realizable value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of computer and other equipment, furniture and fixtures and warehouse equipment that range from three to five years. Depreciation of buildings is based upon the estimated useful lives of 50 years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated life of the asset or the lease term.

Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," Bell is required to perform an annual impairment test for goodwill. SFAS No. 142 requires Bell to compare the fair value of the Company to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the Company is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than the carrying value. The fair value for goodwill is determined based on discounted cash flows.

Long-Lived Assets

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Other intangible assets are recorded at cost and amortized over periods ranging from 3 to 40 years.

Income Taxes

The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The provision for income taxes is comprised of the current tax liability and the change in deferred tax assets and liabilities. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

Earnings Per Share

Basic EPS is computed by dividing net income available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options.

Following is a reconciliation of the numerators and denominators of the Basic and Diluted EPS computations for the periods presented below (in thousands, except per share data):

	Year Ended December 31,		
	2002	2001	2000
Net income (loss)	$ (7,054)	$ (22,107)	$ 17,237
Weighted average common shares outstanding (basic)	19,201	16,495	14,673
Effect of dilutive warrant and options	-	-	1,742
Weighted average common shares outstanding (diluted)	19,201	16,495	16,415
Earnings (loss) per share:			
Basic	$ (0.37)	$ (1.34)	$ 1.17
Diluted	$ (0.37)	$ (1.34)	$ 1.05

On July 31, 2000 the Company declared a 3-for-2 split of its Common Stock. The stock split was in the form of a 50% Common Stock dividend payable at the close of business on August 31, 2000 to shareholders of record on August 11, 2000. All references in the accompanying financial statements to earnings per share, the number of common shares, warrants and options have been retroactively restated to reflect the common stock split.

At December 31, 2002 and 2001, all outstanding options, restricted stock grants and warrants to purchase 6,117,246 and 4,489,553 shares of common stock respectively were excluded from the computation of diluted net loss per share because they were anti-dilutive. At December 31, 2000, 0.3 million options to purchase common stock were excluded from the calculation of diluted EPS because they were anti-dilutive.

Foreign Currency Translation and Transactions

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average quarterly rates of exchange prevailing during the year. The resulting translation adjustments are included in accumulated other comprehensive income as a separate component of stockholders' equity. Gains and losses from foreign currency transactions are included in the statement of income.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income consists of its reported net income or loss and the change in the foreign currency translation adjustment during a period.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the date of the grant. Accordingly, no compensation cost has been recognized in the Company's Statements of Income. The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

The following table illustrates the effect on income from continuing operations and earnings per share if Bell had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation. The estimated fair value of each Bell option is calculated using the Black-Scholes option-pricing model.

	(In millions, except per share amounts):		
	2002	2001	2000
Net income (loss) as reported:	$ (7,054)	$(22,107)	$17,237
Stock-based employee compensation expense determined under fair value based method, net of tax	(5,982)	(5,727)	(2,634)
Pro forma net income (loss)	$(13,036)	$(27,834)	$14,603
Earnings (loss) per share:			
As reported			
Basic	$ (0.37)	$ (1.34)	$ 1.17
Diluted	$ (0.37)	$ (1.34)	$ 1.05
Pro forma			
Basic	$ (0.68)	$ (1.69)	$ 1.00
Diluted	$ (0.68)	$ (1.69)	$ 0.89

Segment Reporting

Financial Accounting Standards Board Statement No.131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") requires that companies report separately in the financial statements certain financial and descriptive information about operating segments' profit or loss, certain specific revenue and expense items and segment assets. Additionally, companies are required to report information about the revenues derived from their products and service groups, about geographic areas in which the Company earns revenues and holds assets, and about major customers (see Note 14).

Derivative Financial Instruments

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, must be recognized currently in earnings. All of the Company's derivative financial instruments are recorded at their fair value in other current assets or accounts payable and accrued expenses. The transition adjustment upon adoption of SFAS 133 was not material.

The Company generates a substantial portion of its revenues in international markets, which subjects its operations and cash flows to the exposure of currency exchange fluctuations. The Company seeks to minimize the risk associated with currency exchange fluctuations by entering into forward exchange contracts to hedge certain foreign currency denominated assets or liabilities. These derivatives do not qualify for SFAS 133 hedge accounting treatment. Accordingly, changes in the fair value of these hedges are recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, ("SFAS 141"), "Business Combinations", and Statement of Financial Accounting Standards No. 142, ("SFAS 142"), "Goodwill and Other Intangible Assets." These statements made significant changes to the accounting for business combinations, goodwill, and intangible assets. SFAS 141 established new standards for accounting and reporting requirements for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 established new standards for goodwill acquired in a business combination, eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. The Company adopted the provisions of SFAS 142 on January 1, 2002. As a result, the Company has ceased amortization of $53.3 million in goodwill.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The standard retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands on the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. Bell adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on its consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for intangible Assets of Motor Carriers" and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements and amends SFAS No. 13, "Accounting for Leases." This statement updates, clarifies and simplifies existing accounting pronouncements. As a result of rescinding SFAS No. 4 and SFAS No. 64, the criteria in APB No. 30 will be used to classify gains and losses from extinguishment of debt. The provisions of SFAS 145 will be adopted during fiscal year 2003. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, ("SFAS No. 146"), "Accounting for Exit or Disposal Activities". SFAS 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the EITF has set forth in Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The scope of SFAS 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are

effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The Company believes that the adoption of this standard will have no material impact on its financial statements and has adopted the disclosure-only provisions of SFAS No. 148 at December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company believes that the adoption of this standard will have no material impact on its financial statements.

NOTE 3 - CHANGE IN ACCOUNTING FOR GOODWILL AND CERTAIN OTHER INTANGIBLES:

In accordance with SFAS No. 142, goodwill amortization was discontinued as of January 1, 2002. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary), measures the impairment. The Company completed its first phase impairment analysis during the first quarter of 2002 and found no instances of impairment of its recorded goodwill; accordingly, the second testing phase, absent future indicators of impairment, is not necessary during 2002. The Company performed an impairment analysis of our intangible assets during the first quarter and found no instances of impairment.

In accordance with SFAS No. 142, the effect of this accounting change is reflected prospectively. The Company has one reporting unit and supplemental comparative disclosure as if goodwill had not been amortized in the prior year period is as follows (in thousands, except per share amounts):

	2002	2001	2000
Reported net income (loss)	$ (7,054)	$ (22,107)	$ 17,237
Add back: Goodwill amortization	-	1,741	947
Adjusted net loss	$ (7,054)	$ (20,366)	$ 18,184
Basic loss per share:			
Reported loss per share	$ (0.37)	$ (1.34)	$ 1.17
Goodwill amortization	-	0.11	0.06
Adjusted net loss per share	$ (0.37)	$ (1.23)	$ 1.23
Diluted loss per share:			
Reported net loss per share	$ (0.37)	$ (1.34)	$ 1.05
Goodwill amortization	-	0.11	0.06
Adjusted net loss per share	$ (0.37)	$ (1.23)	$ 1.11

The Company has acquired certain intangible assets through acquisitions which include non-compete agreements, a trademark, a trade name and supplier relationships, with estimated useful lives for amortization of three years, 40 years, 20 years and ten years, respectively. The carrying values and accumulated amortization of these assets at December 31, 2002 are as follows (in thousands):

	As of December 31, 2002	
Amortized Intangible Assets	Gross Carrying Amount	Accumulated Amortization
Non-compete agreements	$ 2,137	$ (1,233)
Trademark	3,965	(228)
Trade name	300	(15)
Supplier relationships	1,200	(120)
Total	$ 7,602	$ (1,596)

The expected amortization of these balances over the next five fiscal years are as follows (in thousands):

Aggregate Amortization Expense		
For year ended 12/31/02	$	794
Estimated Amortization Expense		
For year ending 12/31/03	$	790
For year ending 12/31/04	$	749
For year ending 12/31/05	$	248
For year ending 12/31/06	$	238
For year ending 12/31/07	$	229

NOTE 4 – ACQUISITIONS:

All acquisitions below have been accounted for using the purchase method. Accordingly, the results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

Total Tec Systems, Inc. Acquisition

On November 13, 2001, the Company acquired all the capital stock of Total Tec Systems Inc. ("Total Tec"), a privately held company headquartered in Edison, New Jersey, with offices in the eastern and southern United States. Total Tec is an enterprise computing and storage solutions provider focused on providing comprehensive IT solutions to address key business data concerns including availability, reliability, performance, scalability and manageability.

Total Tec was acquired for a total purchase price of approximately $14.2 million which included cash of approximately $9 million, the issuance of 400,000 shares of the Company's Common Stock that include a certain share price guarantee and acquisition costs. The share price guarantee provides for the issuance of additional consideration if the market value of the Company's Common Stock is less than $12.50 per share on the first anniversary of the closing date of the acquisition. As a result of this guarantee, the Common Stock issued as part of the acquisition has been valued at the $12.50 guaranteed amount. In November 2002, the Company issued 272,947 shares of the Company's Common Stock resulting from the share price guarantee. The purchase price was allocated to the acquired assets and liabilities assumed, based upon management's estimate of their fair market values as of the acquisition date, as follows (in thousands):

Cash	$	3,014
Accounts receivable		16,229
Inventories		7,006
Equipment and other assets		2,841
Goodwill		3,124
Other intangibles		2,500
Accounts payable		(7,100)
Other accrued liabilities		(3,792)
Notes payable		(9,630)
Total consideration	$	14,192

Other intangibles include trade name, supplier relationships and a non-compete agreement, with estimated useful lives for amortization of 20 years, ten years and three years, respectively.

Touch The Progress Group BV Acquisition

On May 22, 2001, the Company acquired all the capital stock of Touch The Progress Group BV ("TTPG"), a privately held company headquartered in the Netherlands, with offices in Belgium, Germany and Austria. TTPG designs, manufactures, markets and supports high performance and tailor made storage solutions critical to success in high availability, mid-range and high-end enterprise computing environments.

TTPG was acquired for a total purchase price of approximately $10.7 million which included cash of $2.5 million, the issuance of 560,000 shares of the Company's Common Stock valued at $7.5 million that include a one-year share price

guarantee and acquisition costs. The Common Stock issued was valued in accordance with EITF Issue No. 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," using the average of the closing prices of the Company's Common Stock for the two days prior to the acquisition date and the closing price of the Company's Common Stock on the date of acquisition. The share price guarantee provides for the issuance of additional consideration if the market value of the Company's Common Stock is less than $12.50 per share on the first anniversary of the closing date of the acquisition. This was a below-market share price guarantee and was accounted for in accordance with EITF Issue No 97-15, "Accounting for Contingency Arrangements Based on Security Prices in a Purchase Business Combination." In June 2002, the Company issued an additional 74,714 shares of the Company's Common Stock as a result of the share price guarantee. The purchase price was allocated to the acquired assets and assumed liabilities bases upon management's estimate of their fair market values as of the acquisition date, as follows (in thousands):

Accounts receivable	$ 6,182
Inventories	7,397
Equipment and other assets	661
Goodwill	9,293
Accounts payable	(9,915)
Other accrued liabilities	(1,928)
Notes payable	(998)
Total consideration	$ 10,692

Forefront Graphics Corporation Acquisition

On May 24, 2001, the Company acquired all the capital stock of Forefront Graphics ("FFG"), a privately held company headquartered in Toronto, Canada with offices in Ottawa, Montreal, Calgary and Vancouver. FFG is a distributor of high performance computer graphics, digital audio and video, storage and multimedia products to both the computer reseller and the video production reseller marketplaces.

FFG was acquired for a total purchase price of approximately $2.2 million which included cash of $1.1 million, the issuance of 60,324 shares of the Company's Common Stock valued at $800,000 and acquisition costs. The Common Stock issued was valued in accordance with EITF Issue No. 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," using the average of the closing prices of the Company's Common Stock for the two days prior to the acquisition date and the closing price of the Company's Common Stock on the date of acquisition. The Company is obligated to pay up to an additional $325,000 in cash within three years of the closing date as a contingent incentive payment to be based upon earnings achieved during certain periods, up to March 31, 2003. The purchase price was allocated to the acquired assets and liabilities assumed, based upon management's estimate of their fair market values as of the acquisition date, as follows (in thousands):

Accounts receivable	$ 1,069
Inventories	1,033
Equipment and other assets	42
Goodwill	1,526
Accounts payable	(775)
Other accrued liabilities	(401)
Notes payable	(294)
Total consideration	$ 2,200

Ideal Hardware Limited Acquisition

On August 3, 2000, the Company acquired all the capital stock of Ideal Hardware Limited ("Ideal"), a wholly owned subsidiary of InterX plc. Ideal is a United Kingdom-based, storage-centric distributor offering value-added programs and services.

Ideal was acquired for a total purchase price of approximately $24.4 million which included cash paid of $19.9 million, deferred purchase price payable of $3.0 million and acquisition costs of $1.5 million. The deferred purchase price

was paid on March 31, 2001. The purchase price was allocated to the acquired assets and liabilities assumed, based upon management's estimate of their fair market values as of the acquisition date, as follows (in thousands):

Accounts receivable	$113,334
Inventories	42,882
Equipment and other assets	5,476
Goodwill and other intangibles	20,144
Accounts payable	(96,084)
Bank borrowings	(30,102)
Other accrued liabilities	(27,890)
Deferred taxes	(3,360)
Total consideration	$ 24,400

Rorke Data, Inc. Acquisition

On May 15, 2000, the Company acquired all of the outstanding capital stock of Rorke Data, Inc. ("RDI"), a privately held company headquartered in Minnesota, with subsidiaries in the Netherlands and Italy. RDI provides leading-edge Fibre Channel and SAN storage solutions to vertical markets such as digital audio/video, publishing, and medical imaging throughout the U.S. and Europe.

RDI was acquired for a total purchase price of approximately $7.0 million, which included cash of $4.1 million, the issuance of 269,418 shares of the Company's Common Stock and acquisition costs. The 269,418 shares issued as part of the consideration were valued at approximately $2.9 million. The Common Stock issued was valued in accordance with EITF Issue No. 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," using the average of the closing prices of the Company's Common Stock for the two days prior to the acquisition date and the closing price of the Company's Common Stock on the date of acquisition. The final allocation of the purchase price to acquired assets and liabilities assumed, based upon management's estimate of their fair market values as of the acquisition date, is as follows (in thousands):

Cash	$ 546
Accounts receivable	6,644
Inventories	8,390
Equipment and other assets	2,372
Goodwill	7,480
Accounts payable	(7,253)
Other accrued liabilities	(1,809)
Bank borrowings	(7,832)
Notes payable	(1,501)
Total consideration	$ 7,037

NOTE 5 - BALANCE SHEET COMPONENTS:

	December 31,	
	2002	2001
	(in thousands)	
Accounts receivable, net:		
Accounts receivable	$ 300,645	$ 319,314
Less: allowance for doubtful accounts and returns	(23,340)	(20,206)
	$ 277,305	$ 299,108
Property and equipment:		
Computer and other equipment	$ 32,716	$ 23,563
Land and buildings	23,112	21,055
Furniture and fixtures	9,901	9,505
Warehouse equipment	8,307	7,912
Leasehold improvements	2,623	2,351
	76,659	64,386
Less: accumulated depreciation	(25,898)	(13,680)
	$ 50,761	$ 50,706
Goodwill and other intangibles, net:		
Goodwill	$ 60,423	$ 59,923
Other intangibles	7,602	7,408
Less: accumulated amortization	(8,216)	(7,422)
	$ 59,809	$ 59,909

NOTE 6 - LINES OF CREDIT AND TERM LOAN:

Lines of Credit

	December 31,	
	2002	2001
First Union Facility	$ 52,127	$ 86,535
Bank of America Facility	48,428	-
Lombard NatWest Limited Facility	-	31,200
IFN Financing BV	6,992	1,484
Other lines	927	4,831
	108,474	124,050
Less: amounts included in current liabilities	7,919	37,400
Amounts included in non-current liabilities	$ 100,555	$ 86,650

On December 31, 2002, the Company entered into an amendment to its syndicated Loan and Security Agreement with First Union National Bank ("First Union Facility"), a subsidiary of Wachovia. The amendment reduces the credit facility to $160 million from $175 million and extends the maturity date to May 31, 2005. The First Union Facility refinanced the Company's $50 million credit facility with California Bank & Trust that matured May 31, 2001, and the $80 million short-term loan with the RSA that matured June 30, 2001. The syndicate includes Congress Financial Corporation (Western) and Bank of America N.A. as co-agents and other financial institutions, as lenders. Borrowings under the line of credit bear interest at First Union's prime rate plus a margin of 0.0% to 0.5%, based on borrowing levels. At the Company's option, all or any portion of the outstanding borrowings may be converted to a Eurodollar rate loan, which bears interest at the adjusted Eurodollar rate plus a margin of 2.25% to 2.75%, based on borrowing levels. The average interest rate on outstanding borrowings under the revolving line of credit during the year ended December 31, 2002, was 4.4%, and the balance outstanding at December 31, 2002 was $52.1 million. Obligations of the Company under the revolving line of credit are secured by certain assets of the

Company and its North and South American subsidiaries. The revolving line of credit requires the Company to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, payment of dividends, repurchases of stock and investments. The Company was in compliance with its bank covenants at December 31, 2002; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants, and is unable to obtain a waiver of noncompliance from its bank, the Company's financial condition and results of operations would be materially adversely affected.

On December 2, 2002, the Company entered into a Syndicated Credit Agreement arranged by Bank of America, National Association ("B of A facility"), as principal agent, to provide a £75 million revolving line of credit facility, or the equivalent of $115 million USD. The B of A facility refinanced the Company's $60 million credit facility with Royal Bank of Scotland. The syndicate includes Bank of America as agent and security trustee and other banks and financial institutions, as lenders. Borrowings under the line of credit bear interest at B of A's base rate plus a margin of 2.125% to 2.25%, based on certain financial measurements. At the Company's option, all or any portion of the outstanding borrowings may be converted to a LIBOR Revolving Loan, which bears interest at the adjusted LIBOR rate plus a margin of 2.125% to 2.25%, based on certain financial measurements. The average interest rate on the outstanding borrowings under the revolving line of credit for the period beginning December 2, 2002, to December 31, 2002 was 6.4%, and the balance outstanding at December 31, 2002 was $48.4 million. Obligations of the Company under the revolving line of credit are secured by certain assets of the Company's European subsidiaries. The revolving line of credit requires the Company to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, payment of dividends, repurchases of stock, repatriation of cash and investments. The Company was in compliance with its bank covenants at December 31, 2002; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants, and is unable to obtain a waiver of noncompliance from its bank, the Company's financial condition and results of operations would be materially adversely affected.

On November 13, 2001, the Company acquired Total Tec Systems, Inc. ("Total Tec") for a combination of cash and shares of the Company's common stock totaling approximately $14.2 million, including acquisition costs. Liabilities assumed included a $17.5 million borrowing facility with Summit Business Capital Corporation ("SBCC") which is secured by substantially all of Total Tec's assets, bears interest at SBCC's base rate or LIBOR plus 2.25% and matures April 30, 2003. The balance outstanding at December 31, 2001 was $5.4 million. At December 31, 2002, the SBCC borrowing agreement was terminated and subsequent to December 31, 2003, financial accommodations were extended to Total Tec under the amended First Union Facility. The acquisition of Total Tec was funded through borrowings under the Company's revolving line of credit.

The Company has an agreement with IFN Finance BV to provide up to $7.3 million in short-term financing to the Company. The loan is secured by certain European accounts receivable and inventories, bears interest at 5.5%, and continues indefinitely until terminated by either party within 90 days notice. Loan balances outstanding were $7.0 million and $1.5 million, at December 31, 2002 and 2001, respectively.

Term Loans

	December 31,	
	2002	2001
Note payable to RSA	$ 86,000	$ 93,000
Lombard NatWest Limited Mortgage	9,816	11,839
Other	-	2,552
	95,816	107,391
Less: amounts due in current year	20,316	22,339
Long-term debt due after one year	$ 75,500	$ 85,052

On July 6, 2000, the Company entered into a Securities Purchase Agreement with The Retirement Systems of Alabama and certain of its affiliated funds (the "RSA facility"), under which the Company borrowed $180 million of subordinated debt financing. This subordinated debt financing was comprised of $80 million bearing interest at 9.125%,

repaid in May 2001; and $100 million bearing interest at 9.0%, payable in semi-annual principal installments of $3.5 million plus interest installments commencing December 31, 2000 and in semi-annual principal installments of $8.5 million commencing December 31, 2007, with a final maturity date of June 30, 2010. The RSA facility is secured by a second lien on the Company's and its subsidiaries' North American and South American assets. The Company must meet certain financial tests on a quarterly basis, and comply with certain other covenants, including restrictions of incurrence of debt and liens, restrictions on asset dispositions, payment of dividends, and repurchase of stock. The Company is also required to be in compliance with the covenants of certain other borrowing agreements. The Company is in compliance with its subordinated debt financing covenants; however, there can be no assurance that the Company will be in compliance with such covenants in the future. If the Company does not remain in compliance with the covenants in the Securities Purchase Agreement and is unable to obtain a waiver of noncompliance from its subordinated lenders, the Company's financial condition and results of operations would be materially adversely affected. The balance outstanding at December 31, 2002 on this long-term debt was $86.0 million, $10.5 million is payable in 2003, $7.0 million for each of the years 2004 through 2007, and $47.5 million thereafter.

On October 16, 2000, the Company entered into a $13.3 million mortgage agreement with Lombard NatWest Limited, ("NatWest facility") related to the acquisition of a building for Ideal. The mortgage has a term of five years, bears interest at LIBOR plus 1.5% and is payable in quarterly installments of approximately $290,000, plus interest, with a balloon payment of approximately $7.5 million due November 2005. The principal amount due in 2003 is $1,288,000 and amounts due in 2004 and 2005 are $1,288,000 and $7,240,000, respectively. The Company has an interest rate swap agreement that effectively converts the variable interest payable on the mortgage to a fixed rate of 7.42% until January 2003. In the first quarter of 2002, the Company sold a portion of the property for $1.7 million, and recorded a net gain on the sale of approximately $270,000. Proceeds were used to reduce the balance on the mortgage. The balance of the mortgage at December 31, 2002 was $9.8 million. The Company was in compliance with a financial ratio covenant related to this facility at December 31, 2002, however the Company does not expect to be in compliance with the same covenant at March 31, 2003. The Company expects to receive a waiver from its lender. On October 17, 2002, the Company signed a commitment letter with a U.K. financing institution to re-mortgage the property under a new 15-year term loan facility of approximately $10 million. The Company expects to finalize the new facility and repay borrowings outstanding under the NatWest facility in the second quarter of 2003. As a result, the balance of the mortgage is classified as a current liability.

NOTE 7 – COMMON STOCK:

In March 2002, the Company received proceeds of approximately $16.5 million from a private placement of 1,500,000 shares of Common Stock. The Company also issued to the purchasers warrants to purchase an additional 750,000 shares of Common Stock at an exercise price of $11.00 per share. The Company valued the warrants at $3,858,000 using the Black-Scholes option pricing model applying an expected life of 18 months, a risk free interest rate of 6.59% and a volatility of 69%. The warrants were recorded as a component of equity.

NOTE 8 – RESTRUCTURING COSTS, SPECIAL CHARGES AND OTHER PROVISIONS:

In the second quarter of 2002, as part of the Company's plan to reduce costs and improve operating efficiencies, the Company recorded special charges of $2.3 million in response to economic conditions. These costs consisted primarily of provisions for certain Latin American receivables of $1.7 million, and costs related to the closure of the Rorke Data Europe facilities, whose operations were consolidated into the Company's TTP division in Almere, Netherlands. The special charges related to Rorke Data Europe included accrued costs for future lease obligations for non-cancelable lease payments of $249,000, other facility closure costs of $306,000 and severance and benefits of $28,000 for involuntary employee terminations.

In the third quarter of 2002, the Company extended its cost reduction plan in response to the continued economic downturn and recorded restructuring costs of $3.4 million. These charges consisted of estimated lease costs of $2.3 million pertaining to future lease obligations for non-cancelable lease payments for excess facilities in the U.S. and severance and benefits of $1.1 million related to worldwide involuntary terminations. The Company terminated 78 employees, predominantly in sales and marketing functions and eliminated two executive management positions in the U.S.

In the second and third quarters of 2001, the Company accrued restructuring costs of $4.8 million. These costs consisted primarily of the abandonment of certain inventory related computer software that had a carrying value of $2.4 million, severance and benefits of $2.2 million related to involuntary employee terminations and estimated lease

costs of $238,000 pertaining to future lease obligations for non-cancelable lease payments for excess facilities. The Company terminated 267 employees worldwide, predominantly in overhead support functions

Additionally in the third quarter of 2001, the Company recorded other special charges of $4.1 million for additional accounts receivable provisions. Events giving rise to this provision related to the economic crisis in Argentina and the devaluation of the Argentinean peso, and a default on guaranteed debt of one of the Company's large customers who filed for bankruptcy.

In the second and third quarters of 2001, the Company also recorded a provision for inventory of $17.8 million related to additional excess inventory. The additional provision largely resulted from the decision to discontinue certain product lines and the impact of current market conditions. The excess inventory charge is included within the Statement of Income under the caption 'Cost of Sales.'

At December 31, 2002, outstanding liabilities related to these charges are summarized as follows (in thousands):

	2002 Charges	2001 Charges	Total Charges	Cash Payments	Restructuring Liabilities at December 31, 2002
Severance costs	$ 1,167	$ 2,199	$ 3,366	$ 2,821	$ 545
Lease costs	2,515	238	2,753	674	2,079
Other facility closure costs	306	-	306	306	-
Total	$ 3,988	$ 2,437	$ 6,425	$ 3,801	$ 2,624

NOTE 9 - STOCK-BASED COMPENSATION PLANS:

Stock Option Plans

In May of 1998, the Company adopted the 1998 Stock Plan (the "Plan") which replaced the 1988 Amended and Restated Incentive Stock Plan (the "1988 Plan") and the 1993 Director Stock Option Plan (the "Director Plan").

The Plan provides for the grant of stock options and stock purchase rights to employees, directors and consultants of the Company at prices not less than the fair value of the Company's Common Stock at the date of grant for incentive stock options and prices not less than 85% of the fair value of the Company's Common Stock for nonstatutory stock options and stock purchase rights. Under the Plan, the Company has reserved for issuance a total of 4,239,327 shares of Common Stock plus 272,508 shares of Common Stock which were reserved but unissued under the 1988 Plan and 52,500 shares of Common Stock which were reserved but unissued under the Director Plan. The maximum aggregate number of shares of Common Stock which may be optioned and sold under the Plan is 3,154,496 shares, plus an annual increase to be added on January 1 of each year, equal to the lesser of (i) 600,000 shares, (ii) 4% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board of Directors, subject to adjustment upon changes in capitalization of the Company. Since inception, the Company has reserved 7,917,975 shares of Common Stock for issuance under the aggregate of all stock option plans.

All stock options become exercisable over a vesting period as determined by the Board of Directors and expire over terms not exceeding ten years from the date of grant. If an optionee ceases to be employed by the Company, the optionee may, within one month (or such other period of time, as determined by the Board of Directors, but not exceeding three months) exercise options to the extent vested.

As part of the Plan, the Board of Directors adopted a Management Incentive Program (the "Program") for key employees. Under this Program, options for 193,500 shares of Common Stock were granted in 2000 and no options were granted in years 2001 and 2002. The Program provides for ten-year option terms with vesting at the rate of one tenth per year, with potential for accelerated vesting based upon attainment of certain performance objectives. The options lapse ten years after the date of grant or such shorter period as may be provided for in the stock option agreement.

Options granted under the Director Plan prior to May 1998 and outstanding at December 31, 2002 total 100,800. Under the Director Plan, 112,500 options were granted in 1993 at an exercise price of $5.33 per share, and 30,000 options were granted in 1996 at an exercise price of $4.67 per share. In 1997, 30,000 options were granted at an exercise price of $8.42 per

share. In 1998, 22,500 options were granted at an exercise price of $5.00 per share. On August 5, 1999, the Board of Directors approved the vesting in full of all options currently held by the Directors and modified the Plan to immediately vest all future Board of Directors options at the time they are granted.

In 2002, 2001 and 2000, the number of shares of Common Stock reserved under the Plan were not sufficient to accommodate the Company's growth through acquisitions and key employee retention efforts. To induce certain key employees to accept employment with the Company, the Company issued a total of 897,999, 520,000 and 763,536 nonqualified stock options outside the provisions of the Plan in 2002, 2001 and 2000 respectively, and 1,612,750 of these options were outstanding at December 31, 2002, net of cancellations, and are included in the table below.

The following table presents all stock option activity:

		Options Outstanding	
	Options Available for Grant	Shares	Weighted Average Exercise Price
Balance at December 31, 1999	114,062	2,595,207	$ 5.50
Increase in options available for grant	1,754,474	-	-
Options canceled	261,732	(482,250)	$ 6.83
Canceled options not available for grant	(67,500)	-	$ 5.67
Options granted	(2,182,464)	2,946,000	$12.87
Options exercised	-	(621,840)	$ 5.29
Balance at December 31, 2000	(119,696)	4,437,117	$10.11
Increase in options available for grant	600,000	-	-
Options canceled	478,547	(652,535)	$ 9.92
Canceled options not available for grant	(10,875)	-	$ 4.59
Options granted	(631,000)	1,151,000	$11.71
Options exercised	-	(446,029)	$ 5.98
Balance at December 31, 2001	316,976	4,489,553	$10.96
Increase in options available for grant	600,000	-	-
Options canceled	178,684	(317,311)	$13.36
Canceled options not available for grant	(3,000)	-	$ 7.42
Options granted	(598,250)	1,496,249	$ 8.16
Options exercised	-	(301,245)	$ 6.12
Balance at December 31, 2002	494,410	5,367,246	$10.31

At December 31, 2002, 2,167,418 options were exercisable under these Plans. Upon the adoption of the 1998 Stock Plan, canceled options under the 1988 Plan are not available for future grants.

The following table summarizes information about stock options and restricted stock outstanding for all plans at December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Number of Options Outstanding As of December 31, 2002	Weighted Average Remaining Contractual Life In Years	Weighted Average Exercise Price	Number of Shares Exercisable As of December 31, 2002	Weighted Average Exercise Price
$ 0.00 - $ 4.40	811,250	5.25	$ 3.24	180,600	$ 4.32
$ 4.42 - $ 5.88	780,872	2.48	5.04	543,711	5.18
$ 6.13 - $ 9.06	861,574	4.20	7.61	458,757	7.50
$ 9.37 - $11.80	1,021,550	5.47	10.50	289,834	9.92
$11.82 - $13.95	865,500	4.68	13.34	223,375	13.74
$15.00 - $24.13	1,023,500	2.75	19.42	469,641	19.28
$24.38 - $24.38	3,000	2.83	24.38	1,500	24.38
	5,367,246	4.15	10.31	2,167,418	10.18

Employee Stock Purchase Plan

The Employee Stock Purchase Plan ("ESPP") provides for automatic annual increases in the number of shares reserved for issuance on January 1 of each year by a number of shares equal to the lesser of (i) 225,000 shares, (ii) 1.5% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board of Directors, subject to adjustment upon changes in capitalization of the Company.

The Company has reserved 1,803,498 shares of Common Stock for issuance to all eligible employees under its ESPP. Sales made through this plan will be at the lower of 85% of market price at the date of purchase or on the first day of each six-month offering period in the prior two years. A total of 1,801,876 shares have been issued under this plan as of December 31, 2002.

Fair Value Disclosures

The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its plans, all of which are fixed plans. To determine the additional pro forma disclosures required by SFAS 123 for the stock option plans, the fair value of each option grant used for calculating pro forma net income is estimated on the date of grant using the Black-Scholes multiple option-pricing model. The following weighted average assumptions were used for grants in 2002, 2001 and 2000, respectively, expected volatility of 76%, 73% and 68%; risk free interest rate of 3.4%, 4.9% and 5.8% and expected lives of 3.55, 3.50 and 3.69 years. The Company has not paid dividends and assumed no dividend yield. The weighted average fair value of those stock options granted in 2002, 2001 and 2000 was $4.81, $5.47 and $6.68 per option, respectively. The fair value of each ESPP purchase right is estimated on the beginning of the offering period using the Black-Scholes option-pricing model with substantially the same assumptions as the option plans but expected lives of 0.5 years. The weighted average fair value of those purchase rights granted in 2002, 2001 and 2000 was $3.69, $4.22 and $3.56 per right, respectively. Had compensation cost for the Company's two stock-based compensation plans been determined based on the fair value at the grant dates for awards in 2002, 2001and 2000 under those plans consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced as presented below (in thousands, except per share data):

	2002	2001	2000
Net income (loss):			
As reported	$(7,054)	$(22,107)	$17,237
Pro forma	$(13,036)	$(27,834)	$14,603

	2002	2001	2000
Earnings (loss) per share:			
As reported			
Basic	$ (0.37)	$ (1.34)	$ 1.17
Diluted	$ (0.37)	$ (1.34)	$ 1.05
Pro forma			
Basic	$ (0.68)	$ (1.69)	$ 1.00
Diluted	$ (0.68)	$ (1.69)	$ 0.89

Because additional stock options and stock purchase rights are expected to be granted each year, the above pro forma disclosures are not considered by management to be representative of pro forma effects on reported financial results for future years.

Option Exchange

On November 25, 2002, the Company made an exchange offer (the Exchange) to current officers and employees of the Company to exchange stock options held by these employees for restricted shares of the Company's common stock. The offer period ended December 31, 2002 and the restricted shares were issued on January 3, 2003, (the Exchange Date). Employee stock options eligible for the Exchange had a per share exercise price of $11.75 or greater, whether or not vested (Eligible Options). The offer provided for an exchange ratio of three option shares surrendered for each share of restricted stock received.

In order to be eligible to participate in the Exchange (Eligible Participant), the employee may not receive stock options or other equity awards in the six months following the Exchange Date. In order to participate in the Exchange, an Eligible Participant could tender all Eligible options held, or any selected eligible options granted by different stock option agreements. If an Eligible Participant chose to participate, all options granted on or after May 26, 2002 were tendered regardless of the exercise price of such options. The shares of restricted stock will vest in one-fourth increments on each of the first, second, third and fourth annual anniversary dates of the Exchange Date. If the employment of an employee who participated in the Exchange terminates prior to the vesting of the restricted stock received in the Exchange, the employee will forfeit the unvested shares of restricted stock. As a result of the Exchange, the Company issued 744,802 shares of restricted stock in return for 2,234,250 stock options.

Approximately $1,009,207 of non-cash deferred compensation expense associated with the restricted stock will be charged to income during each of the four years during which the restricted stock vests. The deferred compensation charge is unaffected by future changes in the price of the common stock.

NOTE 10 - INCOME TAXES:

The provision for (benefit from) income taxes consists of the following (in thousands):

	2002	2001	2000
Current:			
Federal	$ (2,335)	$ (7,214)	$ 10,904
State	-	34	2,422
Foreign	(1,130)	(1,095)	1,990
	(3,485)	(8,275)	15,316
Deferred:			
Federal	1,461	(2,046)	(2,268)
State	(167)	(1,971)	(510)
Foreign	(421)	41	(58)
	873	(3,976)	(2,836)
	$ (2,612)	$ (12,251)	$ 12,480

Deferred tax assets (liabilities) comprise the following (in thousands):

	2002	2001
Bad debt, sales and warranty reserves	$ 4,286	$ 4,689
Accruals, inventory and other reserves	6,069	6,397
Net operating losses	2,214	982
Other	324	260
Gross deferred tax assets	12,893	12,328
Unrealized foreign exchange gain	(316)	(288)
Depreciation and amortization	(3,105)	(3,736)
Gross deferred tax liabilities	(3,421)	(4,024)
Valuation allowance	(933)	-
Net deferred tax assets	$ 8,539	$ 8,304

Valuation allowances reduce the deferred tax assets to the amount that, based upon all available evidence, is more likely than not to be realized. The deferred tax assets valuation allowance at December 31, 2002 is attributed to certain foreign net operating loss carryovers that do not meet the more likely than not standard of realizability.

As of December 31, 2002, the Company had state net operating loss carryforwards of approximately $25,613,000 available to offset future state taxable income. The state net operating loss carryforwards will expire in varying amounts beginning 2006 through 2022.

The tax benefit associated with dispositions from employee stock plans for 2002 is approximately $581,000, which was recorded as an addition to paid-in capital and a reduction to taxes payable.

A reconciliation of the Federal statutory tax rate to the effective tax (benefit) follows:

	2002	2001	2000
Federal statutory rate	(35.0)%	(35.0)%	35.0%
State income taxes, net of Federal tax benefit and credits	(1.7)%	(3.8)%	4.2%
Foreign taxes, net of foreign tax credits	6.0%	(0.1)%	0.2%
Other	3.7%	3.2%	2.6%
Total	(27.0)%	(35.7)%	42.0%

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

The Company leases its facilities under cancelable and non-cancelable operating lease agreements. The leases expire at various times through 2019 and contain renewal options. Certain of the leases require the Company to pay property taxes, insurance, and maintenance costs.

The Company leases certain equipment under capitalized leases with such equipment amounting to $3,565,000 less accumulated depreciation of $1,641,000 at December 31, 2002. Amortization expense on assets subject to capitalized leases was $843,000 for the year ended December 31, 2002. The capitalized lease terms range from 33 months to 60 months.

The following is a summary of commitments under non-cancelable leases:

Year Ending December 31,	Capitalized Leases	Operating Leases
	(in thousands)	
2003	$ 987	$ 7,081
2004	200	5,981
2005	98	4,879
2006	86	4,277
2007	7	3,671
2008 and beyond	-	14,300
Total minimum lease payments	1,378	$ 40,189
Less: imputed interest	(127)	
Present value of minimum lease payments	$ 1,251	

Total operating lease expense was $8,671,000, $7,370,000 and $4,718,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company is subject to legal proceedings and claims that arise in the normal course of business. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 12 - TRANSACTIONS WITH RELATED PARTIES:

A director of the Company, is a director of one of the Company's customers/vendors, Company A. Another director of the Company, is a director of one of the Company's vendors, Company B. A third director of the Company, is a director one of the Company's customers, Company C. A fourth director of the Company, is the President of one of the Company's consulting providers, Company D. A fifth Director of the Company, is the President of one of the Company's customers/vendors, Company E. The President of one of the Company's subsidiaries, is a co-owner of one of the Company's customers, Company F. The Company also leased a facility from Company F. Sales to these parties and purchases of inventory and other services from these parties for the three years ended December 31, 2001 and accounts receivable at December 31, 2001 and 2000 are summarized below:

		(In thousands)		
Sales:		2002	2001	2000
	Company A	$1,049	$1,718	$3,345
	Company C	25	431	-
	Company E	26	-	-
	Company F	3,431	-	-
Accounts receivable:				
	Company A	32	127	355
	Company C	-	21	-
	Company E	1	-	-
	Company F	524	-	-
Inventory purchased:				
	Company A	-	-	199
	Company B	-	111	364
	Company E	19	-	-
Consulting	Company D	53	-	-
Rent	Company F	92	-	-

The Company believes that terms of these transactions were no less favorable than reasonably could be expected to be obtained from unaffiliated parties.

NOTE 13 - SALARY SAVINGS PLAN:

The Company has a Section 401(k) Plan (the "Plan") which provides participating employees an opportunity to accumulate funds for retirement and hardship. Participants may contribute up to 15% of their eligible earnings to the Plan. The Company may elect to make matching contributions equal to a discretionary percentage of participants' contributions up to the statutory maximum of participants' eligible earnings. The Company has not made any contributions to the Plan.

NOTE 14 – GEOGRAPHIC INFORMATION:

The Company operates in one industry segment and markets its products worldwide through its own direct sales force. The Company attributes revenues from customers in different geographic areas based on the location of the customer. Sales in the U.S. were 44%, 45% and 57% of total sales for the years ended December 31, 2002, 2001 and 2000, respectively.

Geographic information consists of the following:

	(in thousands)		
	2002	2001	2000
Net sales:			
North America	$ 1,023,308	$ 998,347	$ 1,281,967
Latin America	189,586	239,537	231,915
Europe	892,028	769,218	290,220
Total	$ 2,104,922	$ 2,007,102	$ 1,804,102

The following table presents long-lived assets located in the Company's country of domicile and located in all foreign countries.

	December 31,	
Long –lived assets:	2002	2001
United States	$ 49,934	$ 51,982
United Kingdom	53,189	53,231
Other foreign countries	15,177	13,033
Total	$ 118,300	$ 118,246

NOTE 15 – SUBSEQUENT EVENTS:

In March 2003, the Company took actions to reduce costs and improve operating efficiencies. These actions primarily included a multifunctional reduction in the Company's global workforce of approximately 120 positions, or 9% of the Company's total workforce, as well as the discontinuance and write-off of certain fixed assets and additional inventory charges related to the discontinuance of certain product lines.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

(in thousands, except per share amounts)

	Quarter Ended							
	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
Net sales	$ 535,523	$ 455,686	$ 489,089	$ 526,804	$ 522,928	$ 497,713	$ 551,895	$ 532,386
Cost of sales	490,101	422,826	459,808	481,559	475,507	457,715	506,563	486,581
Gross profit	45,422	32,860	29,281	45,245	47,421	39,998	45,332	45,805
Operating expenses:								
Selling, general and administrative expenses	39,626	39,018	39,077	40,189	42,696	42,096	40,348	40,484
Restructuring costs and special charges	-	1,540	7,354	-	-	2,283	3,405	-
Total operating expenses	39,626	40,558	46,431	40,189	42,696	44,379	43,753	40,484
Operating income (loss)	5,796	(7,698)	(17,150)	5,056	4,725	(4,381)	1,579	5,321
Interest expense and other income	5,579	5,098	4,874	4,811	4,063	4,408	4,473	3,966
Income (loss) from operations before income taxes	217	(12,796)	(22,024)	245	662	(8,789)	(2,894)	1,355
Provision for (benefit from) income taxes	91	(5,123)	(7,307)	88	278	(2,716)	(538)	364
Net income (loss)	$ 126	$ (7,673)	$ (14,717)	$ 157	$ 384	$ (6,073)	$ (2,356)	$ 991
Earnings (loss) per share								
Basic	$ 0.01	$ (0.47)	$ (0.88)	$ 0.01	$ 0.02	$ (0.31)	$ (0.12)	$ 0.05
Diluted	$ 0.01	$ (0.47)	$ (0.88)	$ 0.01	$ 0.02	$ (0.31)	$ (0.12)	$ 0.05
Shares used in per share calculation								
Basic	15,842	16,173	16,804	17,160	18,099	19,327	19,610	19,770
Diluted	17,417	16,173	16,804	18,041	19,160	19,327	19,610	20,048

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Pursuant to Paragraph G(3) of the General Instructions to Form 10-K, portions of the information required by Part III of Form 10-K are incorporated by reference from the Company's Proxy Statement to be filed with the Commission in connection with the 2003 Annual Meeting of Shareholders (the "Proxy Statement").

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) Information concerning directors of the Company appears in the Company's Proxy Statement, under Item 1 "Election of Directors." This portion of the Proxy Statement is incorporated herein by reference.

(b) Executive Officers Of The Registrant

The following table and descriptions identify and set forth information regarding the Company's seven executive officers:

Name	Age	Position
W. Donald Bell	65	President, Chief Executive Officer and Chairman of the Board
Ian French	49	President, Bell Microproducts Europe
James E. Illson	49	Chief Financial Officer and Executive Vice President of Finance and Operations
Richard J. Jacquet	63	Vice President of Human Resources
Philip M. Roussey	60	Executive Vice President, Enterprise Marketing
Robert J. Sturgeon	49	Vice President of Information Technology

W. Donald Bell has been President, Chief Executive Officer and Chairman of the Board of the Company since its inception in 1987. Mr. Bell has over forty years of experience in the electronics industry. Mr. Bell was formerly the President of Ducommun Inc. and its subsidiary, Kierulff Electronics Inc., as well as Electronic Arrays Inc. He has also held senior management positions at Texas Instruments Incorporated, American Microsystems and other electronics companies.

Ian French has been President of Bell Microproducts Europe since August 2000. From June 1999 to July 2000, Mr. French was Chief Executive Officer of Ideal Hardware, a United Kingdom distribution company subsequently acquired by the Company. Mr. French also held various management positions at IBM, Olivetti and Seiko.

James E. Illson has been our Chief Financial Officer and Executive Vice President of Finance and Operations since September 2002. From March 2000 to April 2002, Mr. Illson was Chief Executive officer and President of Wareforce Inc. a value added reseller. Mr. Illson was with Merisel Inc. from August 1996 to January 2000, serving in the position of Chief Financial Officer until March 1998, when he became President/Chief Operating Officer. Mr. Illson holds a Bachelors degree in Business Administration and a Masters degree in Industrial Administration. Mr. Illson has over 20 years experience in financial and operational fields.

Richard J. Jaquet has been our Vice President of Human Resources since May 2000. From 1988 to May 2000, Mr. Jacquet served as Vice President of Administration of Ampex Corporation, an electronics manufacturing company. Prior to 1988, Mr. Jacquet served in various senior human resource positions with Harris Corporation and FMC Corporation.

Philip M. Roussey has been our Executive Vice President of our Enterprise Marketing since February 2002, prior to which he serve as our Executive Vice President of Computer Products Marketing from April 2000 until February 2002 and as our Senior Vice President of Marketing for Computer Products and Vice President of Marketing from the inception of our Company in 1987 until April 2000. Prior to joining Bell Microproducts in 1987, Mr. Roussey served in management positions with Kierulff Electronics, most recently as Corporate Vice President of Marketing.

Robert J. Sturgeon has been our Vice President of Information Technology since July 2000, prior to which, he served as our Vice President of Operations since joining the Company in 1992. From January 1991 to February 1992, Mr. Sturgeon was Director of Information Services for Disney Home Video. Prior to that time, Mr. Sturgeon served as Management Information Services ("MIS") Director for Paramount Pictures' Home Video Division from June 1989 to January 1991 and as a Marketing Manager for MTI Systems, a division of Arrow Electronics Inc., from January 1988 to June 1989. Other positions Mr. Sturgeon has held include Executive Director of MIS for Ducommun where he was responsible for ten divisions, including Kierulff Electronics.

(c) Information concerning Compliance with Section 16(a) of the Securities Exchange Act of 1934 appears in the Company's Proxy Statement, under the heading "Compliance with Section 16(a) of the Securities Exchange Act of 1934," and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive compensation appears in the Company's Proxy Statement, under the caption "Executive Compensation," and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information concerning the security ownership of certain beneficial owners and management appears in the Company's Proxy Statement, under Item 1 "Election of Directors," and is incorporated herein by reference.

The following table provides information concerning the Company's equity compensation plans as of December 31, 2002:

Equity Compensation Plan Information		
	Column (a)	Column (b)	Column (c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,754,496	$10.01 (1)	496,031 (2)
Equity compensation plans not approved by security holders (3)	1,612,750	$10.88	-
Total	5,367,246	$10.18	496,031

(1) Weighted-average exercise price excludes 180,000 shares for restricted stock units with zero exercise price.

(2) Includes (a) shares under the Company's (2) 1998 Stock Option Plan, which plan provides for the automatic increase of shares on January 1 of each year of a number of shares equal to the lesser of (i) 600,000 shares, (ii) 4% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board, subject to adjustment upon changes in capitalization of the Company and (b) 1,621 shares remaining available under the Company's Employee Stock Purchase Plan, which plan provides for the automatic increase on January 1 of each year of a number of shares equal to the lesser of (i) 225,000 shares, (ii) 1.5% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board, subject to adjustment upon changes in capitalization of the Company.

(3) Represents stock options that have been granted to employees outside of the Company's 1998 Stock Option Plan, which options are represented by agreements substantially the same as agreements with respect to options under the 1998 Stock Option Plan and generally provide for a vesting period as determined by the Board of Directors and expire over terms not exceeding ten years from the date of grant.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information concerning certain relationships and related transactions appears in the Company's Proxy Statement, under Item 1 "Election of Directors," and is incorporated herein by reference.

PART IV

ITEM 14. CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Subsequent to the date of their evaluation, there were no significant changes in the Company's internal controls or in other factors that could significantly affect the

disclosure controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS OF FORM 8-K

(a) The following documents are filed as part of this Form 10-K:

(1) Consolidated Financial Statements

The financial statements (including the notes thereto) listed in the Index to Consolidated Financial Statement Schedule (set forth in Item 8 of Part II of this Form 10-K) are filed as part of this Annual Report on Form 10-K.

(2) Consolidated Financial Statement Schedule
II – Valuation and Qualifying Accounts and Reserves page 60

Schedules not listed above have been omitted because they are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes to Consolidated Financial Statements.

(3) Exhibits – See Exhibit Index following signature page

(b) Reports on Form 8-K.

No reports on Form 8-K were filed by the Company in the fourth quarter of 2002.

(c) Exhibits. See Item 14(a) above.

(d) Financial Statements Schedules. See Item 14(a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on March 31, 2003.

BELL MICROPRODUCTS INC.

By: /s/ James E. Illson
James E. Illson
Chief Financial Officer and Executive Vice President of Finance and Operations

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints W. Donald Bell and James E. Illson and each of them, jointly and severally, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ W. Donald Bell (W. Donald Bell)	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 31, 2003
/s/ James E. Illson (James E Illson)	Chief Financial Officer and Executive Vice President of Finance and Operations (Principal Financial and Accounting Officer)	March 31, 2003
/s/ Gordon A. Campbell (Gordon A. Campbell)	Director	March 31, 2003
/s/ Eugene Chaiken (Eugene Chaiken)	Director	March 31, 2003
/s/ David M. Ernsberger (David M. Ernsberger)	Director	March 31, 2003
/s/ Edward L. Gelbach (Edward L. Gelbach)	Director	March 31, 2003
/s/ James E. Ousley (James E. Ousley)	Director	March 31, 2003
/s/ Glenn E. Penisten (Glenn E. Penisten)	Director	March 31, 2003

SARBANES-OXLEY SECTION 302 CERTIFICATION

I, W. Donald Bell, certify that:

1. I have reviewed this annual report on Form 10-K of Bell Microproducts, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ W. Donald Bell
(W. Donald Bell)
Chief Executive Officer

SARBANES-OXLEY SECTION 302 CERTIFICATION

I, James E. Illson, certify that:

1. I have reviewed this annual report on Form 10-K of Bell Microproducts, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ James E. Illson
(James E. Illson)
Chief Financial Officer

SCHEDULE II

BELL MICROPRODUCTS INC.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
ALLOWANCE FOR DOUBTFUL ACCOUNTS
(in thousands)

Year Ended December 31,	Balance at Beginning of Period	Other[1]	Restructuring and Special Charges	Additions Charged to Costs and Expenses	Deductions-Write-offs	Balance at End of Period
2002	$ 16,206	$ -	$ 1,700	$ 11,357	$ (9,923)	$ 19,340
2001	12,831	1,630	4,038	11,569	(13,862)	16,206
2000	4,986	1,991	-	9,958	(4,104)	12,831

(1) Balance consists of allowance for doubtful accounts related to the acquisitions of subsidiaries

INDEX TO EXHIBITS

Number	Description of Document
3.1	Amended and Restated Articles of Incorporation of Registrant – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2000.
3.2	Amended and Restated Bylaws of Registrant – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954) filed on April 14, 1993 and which became effective on June 14, 1993.
4.1	Specimen Common Stock Certificate of the Registrant – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954) filed on April 14, 1993 and which became effective on June 14, 1993.
4.2	Amended and Restated Registration Rights Agreement dated June 11, 1992 between Registrant and certain investors named therein, as amended – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1993.
10.1*	1998 Stock Plan – incorporated by reference to exhibit filed with the Registrant's Report on Form S-8 (File No. 333-58053).
10.2*	The form of Option Agreement used under the 1998 Stock Plan – incorporated by reference to exhibit filed with the Registrant's Report on Form S-8 (File No. 333-58053).
10.3	Employee Stock Purchase Plan, as amended through May 21, 1998 – incorporated by reference to exhibit filed with the Registrant's Report on Form S-8 (File No. 333-58053).
10.4	The form of Option Agreement used under the Employee Stock Purchase Plan – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-8 (File No. 33-83398).
10.5	Registrant's 401(k) Plan – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954).
10.6	Lease dated March 17, 1992 for Registrant's facilities at 1941 Ringwood Avenue; Suite 100, San Jose, California -- incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954).
10.7	Second Amendment to Third Amended and Restated Credit Agreement dated as of July 21, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 1999.
10.8	Third Amended and Restated Credit Agreement dated as of November 12, 1998, conformed to include the First Amendment thereto, effective May 14, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 1999.
10.9	Form of Indemnification Agreement – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954).
10.10	IBM Authorized Distributor Agreement dated May 17, 1993 between IBM Corporation and Registrant – incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (File No. 33-60954).
10.11	Lease dated February 17, 1999 for Registrant's facilities at 4048 Castle Avenue, New

Castle, Delaware – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended March 31, 1999.

10.12 Third Amendment and Restated Credit Agreement dated as of November 12, 1998 by and among the Registrant, the Banks named therein and California Bank & Trust, as Agent for the Banks – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on November 30, 1998, as amended on Form 8-K/A filed on December 11, 1998.

10.13 Asset Purchase Agreement dated as of November 5, 1998 by and between the Company, Almo Corporation, Almo Distributing Pennsylvania, Inc., Almo Distributing Maryland, Inc., Almo Distributing Minnesota, Inc., Almo Distributing Wisconsin, Inc. and Almo Distributing, Inc. – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on November 30, 1998, as amended on Form 8-K/A filed on December 11, 1998.

10.14 Fourth Amendment to Third Amended and Restated Credit Agreement dated December 8, 1999 by and among the Registrant, the Banks named therein and California Bank & Trust, as agent for the Banks – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1999.

10.15 Fifth Amendment to Third Amended and Restated Credit Agreement dated December 31, 1999 by and among the Registrant, the Banks named therein and California Bank & Trust, as agent for the Banks – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1999.

10.16 Lease dated August 1, 1999 for Registrant's facilities at 1941 Ringwood Avenue, Suite 200, San Jose, California – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1999.

10.17 Asset Purchase Agreement between Bell Microproducts, Inc. and Pemstar Inc. April 30, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on June 23, 1999.

10.18 Amendment to Asset Purchase Agreement between Bell Microproducts, Inc. and Pemstar Inc. June 4, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on June 23, 1999.

10.19 Asset Purchase Agreement between Bell Microproducts – Future Tech, Inc., Future Tech International, Inc., Bell Microproducts, and Leonard Keller, dated May 14, 1999, as amended June 1, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 8-K filed on August 4, 1999.

10.20* Management Retention Agreements between the Registrant and the following executive officers of the Registrant: W. Donald Bell and Remo E. Canessa – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 1999.

10.21 Waiver and Third Amendment to Third Amended and Restated Credit Agreement dated as of October 15, 1999 – incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 1999.

10.22 Distribution Agreement dated as of January 11, 2000 between the Registrant and International Business Machines Corporation – incorporated by reference to exhibit filed with the Registrant's form 10-Q/A for the quarter ended September 30, 1999.

10.23* Employment Agreement dated as of July 1, 1999 between the Registrant and W. Donald Bell, the Registrant's Chief Executive Officer – incorporated by reference to exhibit filed with the Registrant's

Report on Form 8-K filed on January 13, 2000.

10.24 Office and warehouse lease, dated March 21, 1991, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 relating to Rorke Data facilities in Eden Prairie, Minnesota—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.25 Lease, dated June 16, 2000, relating to Bell Microproducts - Future Tech facilities in Miami, Florida—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.26* Management Retention Agreement dated March 20, 2000, between the Company and Lawrence Leong—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.27 Sixth Amendment to Third Amended and Restated Credit Agreement dated May 15, 2000 by among the Registrant, the Banks named therein and California Bank & Trust, as agent for the Banks—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.28 Seventh Amendment to Third Amended and Restated Credit Agreement dated June 22, 2000 by and among the Registrant, the Banks named therein and California Bank & Trust, as Agent for the Banks—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended June 30, 2000.

10.29 Securities Purchase Agreement dated July 6, 2000 between the Registrant and The Retirement Systems of Alabama—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2000.

10.30 Stock Purchase Agreement dated July 17, 2000 between the Registrant and Interx Media PLC—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2000.

10.31 Fourth Amended and Restated Credit Agreement dated as of October 10, 2000, among Bell Microproducts, the listed financial institutions and California Bank & Trust, as agent—incorporated by reference to exhibit filed with the Registrant's Report on Form 10-Q for the quarter ended September 30, 2000.

10.32* Management Retention Agreements between the Registrant and the following executive officers of the Registrant: Philip M. Roussey, Brian J. Clark, Gary Gammon and Robert J. Sturgeon—incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10K for the year ended December 31, 2000.

10.33* Employment Agreement dated as of October 18, 2000, between the Registrant and James E. Ousley—incorporated by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10K for the year ended December 31, 2000.

10.34* Management Retention Agreement dated May 7, 2001 between the Registrant and Benedictus Borsboom – incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10Q for the quarter ended March 31, 2002

10.35* 1998 Stock Plan, as amended and Restated through February 20, 2002 – incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10Q for the Quarter ended March 31, 2002.

10.36* Amendment to Employment Agreement dated as of July 1, 1999 between the Registrant and W. Donald

Bell date as of April 30, 2002 – incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Repot on Form 10Q for the quarter ended September 30, 2002.

10.37* Executive Employment and Non-Compete Agreement dated as of August 13, 2002 between the Registrant and James E. Illson - incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

10.38* Management Retention Agreements dated as of August 6, 2002 between the Registrant and the following executive officers: W. Donald Bell, Ian French, Nick Ganio, Richard J. Jacquette, Phillip M. Roussey and Robert J. Sturgeon - incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

10.39 Syndicated Credit Agreement effective as of December 2, 2002 by and among Ideal Hardware Limited, Bell Microproducts Europe Export Limited, BM Europe Partners C.V., Bell Microproducts Europe BV, Bank of America, N.A. and certain banks and financial institutions.

10.40 Syndicated Composite Guarantee and Debenture effective as of December 2, 2002 by and among Ideal Hardware Limited, certain other companies listed and Bank of America, N.A.

10.41 Priority Agreement effective as of December 2, 2002 by and among Bell Microproducts Limited, National Westminster Bank PLC and Bank of America, N.A.

10.42 First Union National Bank Loan and Security Agreement dated May 14, 2001 – incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

10.43 First Amendment to Loan and Security Agreement dated as of December 31, 2002 by and among the Registrant, certain subsidiaries of the Registrant, certain financial institutions and Congress Financial Corporation.

10.44* Service Agreement dated July 26, 2000 between the Registrant and Ian French.

21.1 Subsidiaries of the Registrant

23.1 Consent of PricewaterhouseCoopers LLP, independent accountants

24.1 Power of Attorney (Contained on Signature page of this Form 10-K).

99.1 Certification of Chief Executive Officer Pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

99.2 Certification of Chief Financial Officer Pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

---

* Management contract or compensatory plan, contract or arrangement required to be filed as an exhibit to this Form 10-K.

EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization
Bell Microproducts Canada Inc.	California
Bell Microproducts Canada—Tenex Data ULC	Nova Scotia
Forefront Graphics Corporation	Ontario
Bell Microproducts—Future Tech, Inc.	California
Don Bell Microproducts Chile, S.A.	Chile
Bell Microproducts do Brasil, Ltda.	Brazil
Rorke Data, Inc.	Minnesota
Rorke Data Europe Holding B.V.	Netherlands
Rorke Data Europe B.V.	Netherlands
Rorke Data Europe Realty B.V.	Netherlands
Rorke Data Italy s.r.l.	Italy
Ideal Hardware Limited	United Kingdom
Ideal Hardware (Europe) Limited	United Kingdom
Logical Online Limited	United Kingdom
Unifund Limited	United Kingdom
Ideal UniSolve Limited	United Kingdom
Bell Microproducts Europe Inc.	California
Bell Microproducts Europe Limited	United Kingdom
Bell Microproducts SARL	France
Bell Microproducts GmbH	Germany
Bell Microproducts Europe C.V.	Netherlands
Bell Microproducts Europe B.V.	Netherlands
Touch The Progress Group B.V.	Netherlands
Touch The Progress International B.V.	Netherlands
Touch The Progress B.V.	Netherlands
Touch The Progress N.V.	Belgium
Touch The Progress GmbH	Germany
Touch The Progress GmbH	Austria
Technology Distribution Group International B.V.	Netherlands
Technology Distribution Group B.V.	Netherlands
Bell Microproducts Limited	United Kingdom
Total Tec Systems, Inc.	New Jersey

EXHIBIT 23.1

BELL MICROPRODUCTS INC.
CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Numbers 333-39916, 333-45554, 333-62842 and 333-85226) and in the Registration Statements on Form S-8 (Numbers 33-66580, 33-83398, 33-95968, 333-10837, 333-41179, 333-58053, 333-51724, 333-72642 and 333-87048) of Bell Microproducts Inc. of our report dated February 17, 2003, except for Note 15, which is as of March X, 2003 relating to the financial statements and financial statement schedule, which appears in this Form 10-K.



PricewaterhouseCoopers LLP
San Jose, California
March 28, 2003

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